Exhibit 99.1

Immuron Limited

ABN 80 063 114 045

Annual report - 30 June 2020

Corporate directory	1
Chairman's letter	3
Review of operations and activities	6
Directors' report	10
Directors and company secretary	11
Principal activities	11
Dividends - Immuron Limited	11
Review of operations	11
Significant changes in the state of affairs	11
Events since the end of the financial year	12
COVID-19	12
Likely developments and expected results of operations	12
Environmental regulation	12
Information on directors	13
Company secretary	16
Meetings of directors	17
Remuneration report (audited)	18
Shares under option	27
Insurance of officers and indemnities	28
Proceedings on behalf of the company	28
Non-audit services	28
Auditor's independence declaration	28
Rounding of amounts	29
Corporate governance statement	31
Financial statements	33
Independent auditor's report to the members	81
Shareholder information	85

Immuron Limited

Corporate directory

Directors	Dr Roger Aston
Independent Non-Executive Chairman

Mr Peter Anastasiou
Executive Vice Chairman

Dr Gary Jacob (appointed 17 April 2019, resigned 25
March 2020)
Executive Director and Chief Executive Officer

Mr Daniel Pollock
Independent Non-Executive Director

Mr Stephen Anastasiou
Independent Non-Executive Director

Prof. Ravi Savarirayan
Independent Non-Executive Director

Mr Richard Berman (appointed 1 July 2018, resigned 17
October 2019)
Independent Non-Executive Director

Secretary	Mr Phillip Hains

Registered office	Level 3, 62 Lygon Street Carlton VIC 3053 Australia
Telephone: +61 (0)3 9824 5254
Facsimile: +61 (0)3 9822 7735

Principal place of business	Unit 10, 25-37 Chapman Street Blackburn North VIC 3130 Australia
Telephone: +61 (0)3 9824 5254
Facsimile: +61 (0)3 9822 7735

Share register	Automic Pty Ltd
Level 5, 126 Phillip Street
Sydney Sydney 2000 Australia
Telephone: +61 (0)2 9698 5414

Bank of New York 225 Liberty Street New York NY 102286 United States
Telephone: +1 212 495 1784

Auditor	Grant Thornton Audit Pty Ltd
Collins Square
Tower 5, 727 Collins Street
Melbourne VIC 3008 Australia
Telephone: +61 (0)3 8320 2222

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Immuron Limited

Corporate directory

(continued)

Solicitors	Francis Abourizk Lightowlers (FAL)
Level 14, 144 William Street
Melbourne VIC 3000 Australia
Telephone: +61 (0)3 9642 2252

Carter Ledyard & Milburn LLP 2 Wall Street
New York NY 10005 United States
Telephone: +1 212 238 8605

Sichenzia Ross Ference LLP 1185 Avenue of the America's New York NY 10036
United States
Telephone: +1 212 930 9700

Bankers	National Australia Bank
330 Collins Street
Melbourne VIC 3000 Australia

Stock exchange listings	Immuron Limited shares are listed on the Australian Securities Exchange (ASX: IMC) and NASDAQ (IMRN)

Website	www.immuron.com.au

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Chairman’s letter

Dear shareholders,

On behalf of the Immuron Board I am pleased to present the 2019-2020 annual report.

Much of the planet has suffered at the hands of the Covid-19 pandemic. I wish to thank our loyal staff, shareholders, and research partners for their support in these extraordinary and difficult circumstances. We have not sat on our hands during the crisis.

It is worth noting that the first three quarters of this financial year were exceptionally productive for sales of Travelan, our frontline OTC treatment for travellers’ diarrhoea. Gross worldwide sales to March 31 2020 were up 60 per cent with gross sales of AU$2.67 million compared to AU $1.41 million for the same period the year before. However, the unforeseeable spread of Covid-19 caused a substantial reduction in air travel and grounded all major airlines. As a result, we have seen a dramatic decline in sales, as forecast in our announcement on March 25. It is likely this global public health emergency will continue during 2020. We cannot expect a recovery of Travelan sales until carriers restore normal travel schedules.

We responded quickly to these testing global challenges and the restrictive measures governments have enforced. We refocused our resources into developing our R&D partnerships, in particular the US Department of Defence. The Naval Medical Research Centre has recently received written guidance from the US Food and Drug Administration (FDA) on the clinical development of a new, investigational drug we are developing to treat moderate to severe campylobacteriosis and enterotoxigenic escherichia coli (ETEC) infections.

Our manufacturing campaign proceeds as planned, the immunisation program is now complete, and we are on schedule to harvest the hyper-immune colostrum in September. We will use the colostrum to manufacture the drug for the proposed clinical studies behind treating moderate to severe campylobacteriosis and ETEC infections.

We reported the testing results of our commercial hyper-immune bovine colostrum against SARS- CoV-2 in July. Gratifyingly, Immuron’s hyper-immune colostrum, used to manufacture Travelan® and Protectyn®, showed antiviral activity against the Covid-19 virus in preliminary laboratory studies. This technology platform now offers a potential new oral therapeutic approach to target SARS-CoV-2 in the gastrointestinal tract, where Covid-19 causes inflammation and collateral damage.

Our own preliminary data potentially offer a new oral therapeutic approach to target and directly inhibit the virus and inflammatory mediators in the gastrointestinal tract. This research now warrants more evaluation to identify the inhibitory active substances our products. We have filed a provisional patent application to extend our intellectual property over the findings.

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With favourable share price movement in July and August 2020, we have strengthened our financial position by raising approximately US$20 million in additional capital.

On behalf of the Board I would like to thank our Chief Executive Officer, Dr Jerry Kanellos, and my fellow Board members. They have worked tirelessly in recent months to protect Immuron’s position in a threatening health and economic climate and maintained the development of our pipeline.

We look forward to building on our recent momentum and again thank you shareholders for your continued support.

Dr Roger Aston

Non-Executive Chairman

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Review of operations and activities

Key highlights

•	Closing of US$20 million Registered Direct Offering

•	Immuron’s IMM-124E used to manufacture Travelan® and Protectyn® demonstrates antiviral activity against the COVID-19 virus in laboratory studies

•	US Department of Defence relationships remain strong

•	NMRC received guidance from the FDA on the development of a new oral therapeutic targeting Campylobacter and ETEC

•	Two human phase II clinical trials to be conducted in 2021

•	One trial will focus on the ability of the hyperimmune product to protect volunteers against moderate to severe campylobacteriosis

•	The second trial will focus on ETEC infections

•	COVID-19 pandemic impacts travel in all Travelan® territories

•	IMM-124E/Travelan® US registration strategy – suspended

•	IMM-529 Clinical Development - prioritized

Financial review

Immuron Limited has reported a loss for the financial year ended 30 June 2020 of AUD $2,927,206 (30 June 2019: AUD $4,656,421). The group's net assets decreased to AUD $5,643,913 compared with AUD $7,351,136 at 30 June 2019, including cash reserves of AUD $3,250,468 (30 June 2019: AUD $5,119,887).

American depository shares (ADS) capital raise completed

In July 2020, the company successfully completed a US$20 million register direct offering of American Depository Shares (ADS). Immuron issued 1,006,668 ADSs, equivalent to 40,266,720 fully paid ordinary shares at a purchase price of US$18.75 per ADS (equivalent to US$0.469 per share) for gross proceeds of ~US$20 million. Each ADS represents forty (40) of the company’s ordinary shares. The proceeds will go towards the pre-clinical and clinical development of our therapeutic drug candidates, as well as for working capital. H.C. Wainwright and Co. acted as the exclusive placement agent for the offering.

Immuron’s IMM-124E used to manufacture Travelan® and Protectyn® demonstrates antiviral activity against the COVID-19 virus in laboratory studies

Part of the proceeds of the July 2020 capital raise will be used to further develop the antiviral activity reported against the severe acute respiratory syndrome coronavirus-2 (SARS-CoV-2), the virus that causes COVID-19. The company has been engaging with local, national, and international potential research collaborators to advance this work and assist in the further characterization of the neutralization activity of SARS-CoV-2 observed with our commercial hyper-immune colostrum. In July 2020 we announced the findings of 360 biolabs, a Melbourne based Contract Research Organization using the SARS-CoV-2 hCoV-19/Australia/VIC01/2020 virus obtained from Melbourne’s Peter Doherty Institute for Infection and Immunity. The in-vitro assessment of the neutralization of SARS-CoV-2 was performed on four production lots of product used to manufacture Travelan® and Protectyn®. The In-vitro susceptibility of the virus to IMM-124E was determined using the quantitative assay which measures virus replication in the presence of increasing concentrations of the product compared to replication in the absence of the product. The effective concentration of IMM-124E was reported as the concentration of the product at which virus replication is inhibited by 50 percent (EC50) or 90 percent (EC90).

All four production lots produced mean EC50 values of 40.5 to 91.9 ug/mL and inhibited viral replication at concentrations which there was no observed cell toxicity. The concentration of IMM-124E at which virus replication was inhibited by 90 percent (EC90) produced mean EC90 values ranging from 48.7 to 155.4 ug/mL for all four lots tested again at concentrations at which there was no observed cell toxicity. A commercially available high protein milk powder product was used as a placebo in the studies and produced EC50 values greater than the observed cellular cytotoxicity concentration of >4800 ug/mL. The control milk powder inhibited viral replication at doses >25,000 ug/mL and more importantly did not inhibit viral replication at doses which it was cytotoxic to cells. Another major finding made during the study was that cell viability in the presence of IMM-124E was greatly enhanced when compared to placebo. IMM-124E improved cell viability by 180 to 260% relative to controls. These results indicate that IMM-124E at concentrations which inhibited SARS-CoV-2 replication improved cell viability.

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US Department of Defence relationships remain strong

For all the disruption caused by the COVID-19 pandemic, our partnerships with components of the US Department of Defence remain strong, close, and strategically vital. We will continue the clinical development of a new oral therapeutic for traveller’s diarrhoea in conjunction with the US Naval Medical Research Centre. The initiative is in line with the more pressing demands the COVID-19 crisis has thrust upon international therapeutic research. Strong progress has been made since the easing of COVID-19 restrictions in NSW. We have now completed the vaccination campaign and will begin to harvest the colostrum in September this year. We are currently on track to manufacture the drug substance and drug product by the end of this year as planned. The Naval Medical Research Center (NMRC) has received written guidance from the U.S. Food and Drug administration (FDA) in relation to the clinical development pathway of the new drug which the company is developing to treat moderate to severe campylobacteriosis and Enterotoxigenic Escherichia coli (ETEC) infections. The Type B meeting with the FDA discussed the Chemistry, Manufacturing and Controls including the proposed release testing specifications of the product as well as the planned clinical studies evaluating the safety and efficacy of the product. Work on the Investigational New Drug application has been initiated.

COVID-19 pandemic impacts travel in all Travelan® territories

The COVID-19 pandemic caused massive international travel restrictions in mid to late March 2020, affecting every Travelan® market which had a flow-on effect to Q4 FY20 Travelan® sales due to the product’s positioning as a Travellers’ Diarrhoea preventative. Gross worldwide sales of Travelan® increased by 4% in the 2020 fiscal year with gross sales of A$2.7 million (net: A$2.5 million). This decline in global sales followed on from a strong period of ~60% growth in the first 3 quarters of 2020. In April we re-focussed our marketing to promote Travelan® and its sister product, Protectyn®, for their gut and digestive health benefits. When travel stops and lockdown requirements see people isolated at home, dietary habits change, with an increasing prevalence of home food preparation and deliveries of take-away meals. With these adjustments comes the increased risk of variable personal and commercial food hygiene standards.

FDA registration for clinical development of IMM-124E/Travelan® to prevent travelers’ diarrhea suspended

In late March, this year the Immuron board of directors provided an update to the market regarding the current and future impact of COVID-19 on the company and implemented swift measures to protect the company’s long- term viability. Key among the strategies was a major cost-cutting drive to preserve cash reserves, and the temporary suspension of dilutive research. Though not taken lightly, we also made the decision to conserve cash reserves by suspending capital-hungry clinical trial work on our promising assets IMM-124 and IMM-529 until more certain times return. A series of other cost cutting, and savings steps were also initiated to shore up our medium to long-term cash position. During this time, the Board also accepted the resignation of Chief Executive Officer, Dr Gary S. Jacob in March, acknowledging the contribution he had made to the company during his tenure. Dr Jerry Kanellos was appointed Chief Executive Officer and in doing so, day-to-day control of strategy and operations returned to Australia.

The COVID-19 pandemic resulted in international travel restrictions and brought to an abrupt halt the travel plans of millions throughout the world. Many countries went into total lockdown with people unable to leave their homes except for very limited purposes. The pandemic has also caused significant disruptions to global clinical development with many planned studies being delayed, paused or closed. We have also suspend all work associated with the IND filing and postpone the planned phase III clinical program for IMM-124E to prevent Travelers’ Diarrhea which was on track to submit an IND application to the FDA in June 2020 and to begin recruitment in July 2020 to coincide with the Northern hemisphere summer holiday travel period. The International Air Transport Association has reported that the recovery in traffic has been very slow and probably will not return to pre-COVID-19 levels until 2024. The recovery in short-haul travel is expected to happen faster than for long haul travel.

IMM-529 trial in patients with Clostridium difficile infection (CDI)

Given the current international travel restrictions and the uncertainty of when international borders will be re- opened the company has decided to reprioritize its clinical development effort and focus resources on the development of IMM-529 to treat CDI patients through a formal filing of an IND with FDA. Part of the proceeds of the July 2020 capital raise will be used to develop and implement a new plan for IMM-529 to treat patients subject to recurrent disease, a major unmet medical need in the treatment of patients suffering with CDI.

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In these dangerous and uncertain circumstances, we extend our concern and thanks to staff, partners, and shareholders. Equally we acknowledge with sadness the pain, loss, and grief of the countless lives that have been stained—many forever—by this frightening event. We do hope things start to settle down and return to some normality once the COVID-19 situation is a part of history.

For and on behalf of the Company

Dr Jerry Kanellos

Chief Executive Officer

Immuron Limited

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Immuron Limited

Directors' report

30 June 2020

(continued)

Your directors present their report on the consolidated entity consisting of Immuron Limited and the entities it controlled at the end of, or during, the year ended 30 June 2020. Throughout the report, the consolidated entity is referred to as the group.

Directors and company secretary

The following persons held office as directors of Immuron Limited during the whole of the financial year and up to the date of this report, except where otherwise stated:

Dr Roger Aston, Independent Non-Executive Chairman

Mr Peter Anastasiou, Executive Vice Chairman

Dr Gary Jacob, Executive Director and Chief Executive Officer (resigned 25 March 2020)

Mr Daniel Pollock, Independent Non-Executive Director

Mr Stephen Anastasiou, Independent Non-Executive Director

Prof. Ravi Savarirayan, Independent Non-Executive Director

Mr Richard Berman, Independent Non-Executive Director (resigned 17 October 2019)

The following persons held office as company secretary of Immuron Limited during the whole of the financial year and up to the date of this report, except where otherwise stated:

Mr Phillip Hains

Principal activities

We are a commercial and clinical-stage biopharmaceutical company with a proprietary technology platform focused on the development and commercialization of a novel class of specifically targeted polyclonal antibodies that we believe can address significant unmet medical needs. Our oral polyclonal antibodies offer delivery within the gastrointestinal (“GI”) tract and essentially do not cross into the bloodstream, potentially leading to much improved safety and tolerability, without sacrificing efficacy. We currently market our flagship commercial products Travelan® and Protectyn® in Australia, both products are listed medicines on the Australian Register for Therapeutic Goods. Travelan® is an over-the-counter product indicated to reduce the risk of travelers’ diarrhea and is sold in pharmacies throughout Australia. Protectyn® is currently sold as a practitioner only brand and is marketed as an immune supplement to help maintain a healthy digestive function and liver. We also market Travelan® in Canada where it is licensed as a natural health product indicated to reduce the risk of travelers’ diarrhea, and presently market Travelan® in the U.S. as a dietary supplement for digestive tract protection.

We currently have two lead drug candidates in clinical development, which we believe have the potential to transform the existing treatment paradigms for moderate to severe campylobacteriosis, travelers’ diarrhea and for Clostridium difficile infections.

Dividends - Immuron Limited

No dividends were declared or paid to members for the year ended 30 June 2020 (2019: nil). The directors do not recommend that a dividend be paid in respect of the financial year.

Review of operations

Information on the operations and financial position of the group and its business strategies and prospects is set out in the review of operations and activities on pages 6 to 9 of this annual report.

Significant changes in the state of affairs

Other than the information disclosed in the review of operations and activities on pages 6 to 9, there are no significant changes in the state of affairs that the group has not disclosed.

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Directors' report

30 June 2020

(continued)

Events since the end of the financial year

On 24 July 2020, the company completed a capital raising comprising 1,066,668 American Depositary Shares (ADS) at US$18.75 per security. The gross proceeds to the company were US$20m. Direct costs of equity raising amounted to US$1.6m and additional discretionary amounts to KMP of AU$1.6m have been accounted for as an expense in the period after year end.

No matter or circumstance has arisen since 30 June 2020 that has significantly affected the group's operations, results or state of affairs, or may do so in future years.

COVID-19

Judgement has been exercised in considering the impacts that the Coronavirus (COVID-19) pandemic has had, or may have, on the group based on known information. This consideration extends to the nature of the products and services offered, customers, supply chain, staffing and geographic regions in which the group operates. Sales of Travelan have significantly dropped from March 2020 and as at reporting date it is unknown the prolonged effect that COVID-19 will continue to have on sales.

Likely developments and expected results of operations

The group aims to create value for shareholders through a two-pronged approach. In the short- and medium-term, Immuron Limited sells and licenses Travelan and Protectyn, over-the-counter products. Beyond this, the group is researching and clinically developing products, principally for the treatment of moderate to severe campylobacteriosis, travelers’ diarrhea and Clostridium difficile infections.

The group continues to develop its clinical assets, principally for the treatment of moderate to severe campylobacteriosis, travelers’ diarrhea and for Clostridium difficile infections. We also have some early stage assets in preclinical development targeting the pathogenic bacteria Shigella and the severe acute respiratory syndrome coronavirus-2 (SARS-CoV-2), the virus that causes COVID-19. These development programs are not expected to generate revenues in the short-term; long-term, our ability to generate significant revenue from these products and achieve profitability depends on our ability to, alone or with strategic collaboration partners, successfully complete the development of and obtain the regulatory approvals for our product candidates, to manufacture sufficient supply of our product candidates, to establish a sales and marketing organization or suitable third-party alternative for the marketing of any approved products and to successfully commercialize any approved products on commercially reasonable terms.

More information on these developments is included in the review of operations and activities on pages 6 to 9 of this annual report.

Environmental regulation

The group is not affected by any significant environmental regulation in respect of its operations.

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Directors' report

30 June 2020

(continued)

Information on directors

The following information is current as at the date of this report.

Dr Roger Aston Independent Non-Executive Chairman
Experience and expertise

Dr Aston holds a BSc (Hons) and PhD. He has more than 20 years' experience in the pharmaceutical and biotechnology industries. Dr Aston was previously the chief executive officer and a director of Mayne Pharma Group Limited (ASX: MYX).

Prior to his position at Mayne Pharma, some of his previous positions have included chief executive officer of Peptech Limited (ASX: PTD), director of Cambridge Antibody Technology Limited (LSE: CAT and NASDAQ: CATG) and chairman of Bio Focus Plc (formerly: Cambridge Drug Discovery Limited).

Dr Aston was also founder and chief executive officer of Biokine Technology Ltd (UK) prior to its acquisition by the Peptech Group. Dr Aston was also a director of pSivida Ltd. During the past 20 years of his career, Dr Aston has been closely involved in the development of many successful pharmaceutical and biotechnology companies.

He has extensive experience including negotiating global licence agreements, overseeing product registration activities with the FDA, the establishment and implementation of guidelines and operating procedures for manufacturing and clinical trials, overseeing manufacturing of human and veterinary products, private and public fund raising activities and the introduction of corporate governance procedures.

Date of appointment	20 March 2012
Other current directorships	Oncosil Limited (AX: OSL), since 28 March 2013 Pharmaust Limited (ASX: PAA), since 12 August 2013 Resapp Health Limited (ASX: RAP), since 2 July 2015
Former directorships in last 3 years	Regeneus Limited (ASX: RGS), until 29 April 2019
Special responsibilities	Member ofthe audit and risk committee Chair of the remuneration committee

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Directors' report

30 June 2020

(continued)

Information on directors (continued)

Mr Peter Anastasiou Executive Vice Chairman
Experience and expertise

Mr Anastasiou holds a B.Psych and is a serial entrepreneur and investor with extensive experience in business in Australia and internationally. Over the past 25 years, he has been credited with rebuilding a number of companies through the implementation of various corporate restructurings, acquisitions and solid financial management practices, with his most recent success being managing the restructuring of SABCO to ensure the future of this 100-year-old iconic Australian company.

Mr Anastasiou’s involvement with Immuron commenced in May 2013 following his substantial underwriting support of the group’s renounceable rights issue, which was surpassed by his further funding support of the $9.66 million (before costs) capital raising in February 2014 resulting in an ownership of approximately 15 percent of the company via his associated investment funds.

Mr Anastasiou was the founding chairman of the ACSI Group of Companies, which has owned and managed successful consumer companies such as SABCO, Britex Carpet Care, Rug Doctor and Crystal Clear.

Mr Anastasiou also has a number of philanthropic interests including being a patron of the Identity Theatre for men, a prior board member and supporter of the Indigenous Eye Health Unit at Melbourne University, a supporter of the John Fawcett Foundation in Bali, and a founding investor and director of Melbourne Victory Football Club.

Date of appointment	21 May 2015
Other current directorships	None
Former directorships in last 3 years	None
Special responsibilities	None

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Directors' report

30 June 2020

(continued)

Information on directors (continued)

Mr Daniel Pollock Independent Non-Executive Director
Experience and expertise

Mr Pollock holds a Bachelor of Laws and Diploma in Professional Legal Practice and is a lawyer admitted in both Scotland and Australia and holding practising certificates in both jurisdictions. He is a sole practitioner in his own legal firm based in Melbourne which operates internationally and specialises in commercial law. Further, he is executive director and co-owner of Great Accommodation Pty Ltd, a property management business operating in Victoria.

Mr Pollock has had historical involvement as a seed investor and board member of a number of small unlisted companies. The most recent of these was an e-pharmacy company where he was heavily involved in its commercial growth and ultimate sale to a large listed health services company.

Date of appointment	11 October 2012
Other current directorships	None
Former directorships in last 3 years	None
Special responsibilities	Chair of the audit and risk committee Member of the remuneration committee

Mr Stephen Anastasiou Independent Non-Executive Director
Experience and expertise

Mr Anastasiou holds a Bachelor of Science (Hons), Graduate Diploma in Marketing and Master of Business Administration. He has over 20 years’ experience in general management, marketing and strategic planning within the healthcare industry.

His breadth of experience incorporates medical diagnostics, pharmaceuticals, hospital, dental and over-the-counter products, with companies including the international pharmaceutical company Bristol-Myers Squibb (NYSE: BMY).

While working with KPMG Peat Marwick as a management consultant, Mr Anastasiou has previously led project teams in a diverse range of market development and strategic planning projects in both the public and private sector. He is also a director and shareholder of a number of unlisted private companies, covering a variety of industry sectors that include healthcare and funds management.

Mr Anastasiou’s companies have participated in several corporate transactions involving business units and brands of multinational and Australian companies.

Date of appointment	28 May 2013
Other current directorships	None
Former directorships in last 3 years	None
Special responsibilities	None

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Directors' report

30 June 2020

(continued)

Information on directors (continued)

Prof. Ravi Savarirayan Independent Non-Executive Director
Experience and expertise

Prof. Savarirayan holds a Doctor of Medicine from the University of Melbourne, a Bachelor of Medicine and Bachelor of Surgery from the University of Adelaide, is a Fellow of the Royal Australasian College of Physicians (FRACP) and is an honorary associate of the Royal College of Pathogists of Australasia (ARCPA). He has been a consultant clinical geneticist at the Victorian Clinical Genetics Services since August 1999, as well as professor and research group leader of skeletal biology and disease at the Murdoch Children’s Research Institute since September 2000.

Prof. Savarirayan is a founding member of the Skeletal Dysplasia Management Consortium since January 2011 and has been the chair of the specialist advisory committee in clinical genetics at the Royal Australasian College of Physicians since February 2009. He was president of the International Skeletal Dysplasia Society from July 2009 to June 2011 and has been an invited member of several international working committees on constitutional diseases of bone. Prof. Savarirayan’s primary research focus is on inherited disorders of the skeleton causing short stature, arthritis and osteoporosis and he leads numerous clinical therapy trials for these conditions. He has published over 180 peer-reviewed articles, collaborating with peers from over 30 countries. He has been on the editorial board of Human Mutation since January 2009, European Journal of Human Genetics since July 2007, American Journal of Medical Genetics since December 2011 and the Journal of Medical Genetics since June 2005.

He was recently named one of the "Brilliant Minds" of the Murdoch Children's Research Institute over the past 30 years.

Date of appointment	7 April 2017
Other current directorships	None
Former directorships in last 3 years	None
Special responsibilities	None

Company secretary

The company secretary is Mr Phillip Hains, appointed to the position on 19 April 2013. Mr Hains is a Chartered Accountant operating a specialist public practice, 'The CFO Solution'. The CFO Solution focuses on providing back office support, financial reporting and compliance systems for listed public companies. A specialist in the public company environment, Mr Hains has served the needs of a number of company boards and their related committees. He has over 30 years' experience in providing businesses with accounting, administration, compliance and general management services. He holds a Master of Business Administration from RMIT University and a Public Practice Certificate from the Chartered Accountants Australia and New Zealand.

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Directors' report

30 June 2020

(continued)

Meetings of directors

The numbers of meetings of the company's board of directors and of each board committee held during the year ended 30 June 2020, and the numbers of meetings attended by each director were:

	Full meetings of		Meetings of committees
	Directors		Audit		Remuneration
	A	B	A	B	A	B
Dr Roger Aston	10	11	2	2	1	1
Mr Peter Anastasiou	10	11	-	-	-	-
Dr Gary Jacob	9	9	-	-	-	-
Mr Daniel Pollock	11	11	2	2	1	1
Mr Stephen Anastasiou	11	11	-	-	-	-
Prof. Ravi Savarirayan	9	11	-	-	-	-
Mr Richard Berman	4	4	-	-	-	-

A =	Number of meetings attended

B =	Number of meetings held during the time the director held office or was a member of the committee during the year

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Directors' report

30 June 2020

(continued)

Remuneration report (audited)

The directors present the Immuron Limited 2020 remuneration report, outlining key aspects of our remuneration policy and framework, and remuneration awarded this year.

The report is structured as follows:

(a)	Key management personnel (KMP) covered in this report

(b)	Remuneration policy and link to performance

(c)	Elements of remuneration

(d)	Link between remuneration and performance

(e)	Remuneration expenses

(f)	Contractual arrangements with executive KMPs

(g)	Additional statutory information

(a)	Key management personnel covered in this report

Non-executive and executive directors (see pages 13 to 16 for details about each director)

Dr Roger Aston, Independent Non-Executive Chairman

Mr Peter Anastasiou, Executive Vice Chairman

Dr Gary Jacob, Executive Director and Chief Executive Officer (resigned 25 March 2020)

Mr Daniel Pollock, Independent Non-Executive Director

Mr Stephen Anastasiou, Independent Non-Executive Director

Prof. Ravi Savarirayan, Independent Non-Executive Director

Mr Richard Berman, Independent Non-Executive Director (resigned 17 October 2019)

Other key management personnel

Dr Jerry Kanellos, Chief Operating Officer and Chief Executive Officer (appointed 25 March 2020)

(b)	Remuneration policy and link to performance

Our remuneration committee is made up of independent non-executive directors. The committee reviews and determines our remuneration policy and structure annually to ensure it remains aligned to business needs, and meets our remuneration principles. In particular, the board aims to ensure that remuneration practices are:

●	competitive and reasonable, enabling the company to attract and retain key talent

●	aligned to the company's strategic and business objectives and the creation of shareholder value

●	transparent and easily understood, and

●	acceptable to shareholders.

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Directors' report

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(continued)

Remuneration report (audited) (continued)

(b)	Remuneration policy and link to performance (continued)

Element	Purpose	Performance metrics	Potential value
Fixed remuneration (FR)	Provide competitive market salary including superannuation and non-monetary benefits	Nil	Positioned at the market rate
STI	Reward for in-year performance and retention	Company and individual performance goals	CEO: 50% of FR
LTI	Alignment to long-term shareholder value	Share price, capital raised, company and individual performance goals	CEO: 5,000,000 unlisted 5-year options at $0.50 exercise price. Grant date 6 November 2019.

Assessing performance

The remuneration committee is responsible for assessing performance against KPIs and determining the STI and LTI to be paid. To assist in this assessment, the committee receives data from independently run surveys.

Performance is monitored on an informal basis throughout the year and a formal evaluation is performed annually.

Securities trading policy

Immuron Limited's securities trading policy applies to all directors and executives, see www.immuron.com.au/corporate-directory-and-governance/. It only permits the purchase or sale of company securities during certain periods.

(c)	Elements of remuneration

(i)	Fixed annual remuneration (FR)

Key management personnel may receive their fixed remuneration as cash, or cash with non-monetary benefits such as health insurance and car allowances. FR is reviewed annually, or on promotion. It is benchmarked against market data for comparable roles in companies in a similar industry and with similar market capitalisation. The committee aims to position executives at or near the median, with flexibility to take into account capability, experience, value to the organisation and performance of the individual.

(ii)	Short-term incentives

All executives are entitled to participate in a short-term incentive scheme which provides for executive employees to receive a combination of short-term incentive (STI) as part of their total remuneration if they achieve certain performance indicators as set by the board. The STI can be paid either by cash, or a combination of cash and the issue of equity in the company, at the determination of the remuneration committee and board.

The company's CEO is entitled to short-term incentives in the form of cash bonus up to 50% of FR against agreed key performance indicators (KPIs). On an annual basis, KPIs are reviewed and agreed in advance of each financial year and include financial and non-financial company and individual performance goals.

(iii)	Long-term incentives

Executives may also be provided with longer-term incentives through the company's 'executive share option plan' (ESOP), that was approved by shareholders at the annual general meeting held on 13 November 2017. The aim of the ESOP is to allow executives to participate in, and benefit from, the growth of the company as a result of their efforts and to assist in motivating and retaining those key employees over the long-term. Continued service is the condition attached to the vesting of the options. The board at its discretion determines the total number of options granted to each executive.

Immuron Limited	19

Immuron Limited

Directors' report

30 June 2020

(continued)

Remuneration report (audited) (continued)

(d)	Link between remuneration and performance

Statutory performance indicators

We aim to align our executive remuneration to our strategic and business objectives and the creation of shareholder wealth. The table below shows measures of the group's financial performance over the last five years as required by the Corporations Act 2001. However, these are not necessarily consistent with the measures used in determining the variable amounts of remuneration to be awarded to KMPs. As a consequence, there may not always be a direct correlation between the statutory key performance measures and the variable remuneration awarded.

	2020	2019	2018	2017	2016
Loss for the year attributable to owners ($)	2,927,206	4,656,421	3,010,929	6,804,154	5,599,004
Basic loss per share (cents)	1.66	3.22	2.25	6.40	7.30
Share price at year end ($)*	0.26	0.12	0.34	0.27	0.25

* Amounts have been adjusted to reflect a 40:1 share consolidation, completed on 20 November 2014

The company's earnings have remained negative since inception due to the nature of the business. Shareholder wealth reflects this speculative and volatile market sector. No dividends have ever been declared by Immuron Limited. The company continues to focus on the research and development of its intellectual property portfolio with the objective of achieving key development and commercial milestones in order to add further shareholder value.

(e)	Remuneration expenses

The following tables show details of the remuneration expense recognised for the group's key management personnel for the current and previous financial year measured in accordance with the requirements of the accounting standards.

Immuron Limited	20

Immuron Limited

Directors' report

30 June 2020

(continued)

The following table shows details of remuneration expenses of each director or other key management personnel recognised for the year ended 30 June 2020.

2020	Short-term benefits			Long-		Share-
			Post-	term		based
			employment	benefits		payments
	Cash		benefits	Long		Rights to
	salary		Super-	service		deferred
	and fees	Other	annuation	leave	Options	shares	Total
	$	$	$	$	$	$	$
Non-executive directors
Dr Roger Aston	52,500	-	4,988	-	-	19,163	76,651
Mr Daniel Pollock	45,000	-	4,275	-	-	16,425	65,700
Mr Stephen Anastasiou	37,500	-	-	-	-	12,500	50,000
Prof. Ravi Savarirayan	37,503	-	-	-	-	12,500	50,003
Mr Richard Berman	30,000	-	-	-	-	-	30,000

Executive directors
Mr Peter Anastasiou	37,500	-	-	-	-	12,500	50,000
Dr Gary Jacob	406,073	-	-	-	-	-	406,073

Other KMP
Dr Jerry Kanellos	210,000	10,978	19,950	3,610	-	-	244,538

Total KMP compensation	856,076	10,978	29,213	3,610	-	73,088	972,965

Notes

●	Due to the ongoing crisis of COVID-19, the groups directors decided to forgo cash payments of their salary and instead receive shares of that value. At 30 June 2020 no shares have been issued to directors however the expense of the shares owed to them is $73,088.

●	Options granted to Dr Gary Jacob on 11 February 2019 and valued at $975,000 in the 30 June 2019 financials were subject to shareholder approval. In line with IFRS 2, these were re-valued at grant date 6 November 2019 after being approved by shareholders with a value of $368,000. This revaluation has not been included in the above table.

Immuron Limited	21

Immuron Limited

Directors' report

30 June 2020

(continued)

The following table shows details of remuneration expenses of each director or other key management personnel recognised for the year ended 30 June 2019.

2019	Short-term benefits			Long-		Share-
			Post-	term		based
			employment	benefits		payments
	Cash		benefits	Long		Rights to
	salary		Super-	service		deferred
	and fees	Other	annuation	leave	Options	shares	Total
	$	$	$	$	$	$	$
Non-executive directors
Dr Roger Aston	70,000	-	6,650	-	-	-	76,650
Mr Daniel Pollock	60,000	-	5,700	-	-	-	65,700
Mr Stephen Anastasiou	50,000	-	-	-	-	-	50,000
Prof. Ravi Savarirayan	50,000	-	-	-	-	-	50,000
Mr Richard Berman	136,073	-	-	-	164,400	-	300,473

Executive directors
Mr Peter Anastasiou	50,000	-	-	-	-	-	50,000
Dr Gary Jacob	311,195	-	-	-	975,000	-	1,286,195

Other KMP
Dr Jerry Kanellos	210,000	15,138	19,950	3,652	157,000	-	405,740

Total KMP compensation	937,268	15,138	32,300	3,652	1,296,400	-	2,284,758

(f)	Contractual arrangements with executive KMPs

Name:	Dr Jerry Kanellos
Position:	Chief Operating Officer and Chief Executive Officer
Contract duration:	Unspecified
Notice period:	30 days by either party
Fixed remuneration:	$210,000 per annum, plus statutory superannuation

Immuron Limited	22

Immuron Limited

Directors' report

30 June 2020

(continued)

(g)	Additional statutory information

(i)	Relative proportions of fixed vs variable remuneration expense

The following table shows the relative proportions of remuneration that are linked to performance and those that are fixed, based on the amounts disclosed as statutory remuneration expense on page 20 above:

Name	Fixed remuneration		At risk - STI		At risk - LTI
	2020	2019	2020	2019	2020	2019
	%	%	%	%	%	%
Non-executive director
Dr Roger Aston	75	100	-	-	25	-
Mr Daniel Pollock	75	100	-	-	25	-
Mr Stephen Anastasiou	75	100	-	-	25	-
Prof. Ravi Savarirayan	75	100	-	-	25	-
Mr Richard Berman	100	45	-	-	-	55

Executive directors
Mr Peter Anastasiou	75	100	-	-	25	-
Dr Gary Jacob	100	24	-	-	-	76

Other KMP
Dr Jerry Kanellos	100	61	-	-	-	39

(ii)	Terms and conditions of the share-based payment arrangements Options

The terms and conditions of each grant of options affecting remuneration in the current or a future reporting period are as follows:

	Vesting and			Value per option at
Grant date	exercise date	Expiry date	Exercise price ($)	grant date ($)	Vested (%)
2018-07-13	2018-07-13	2021-07-01	0.50	0.1570	100%
2018-11-26	2018-11-26	2020-06-30	0.50	0.0822	100%
2019-02-11	2019-02-11	2024-02-11	0.50	0.1950	100%

For detailed disclosures please refer to note 16 on page 64 of the financial statements.

Immuron Limited	23

Immuron Limited

Directors' report

30 June 2020

(continued)

(iii)	Reconciliation of options and ordinary shares held by KMP Option holdings

	Balance at				Balance at
	start of the	Granted as		Other	end of the	Vested and
2020	period[1]	remuneration	Exercised	changes[2]	period[3]	exercisable
Options
Dr Roger Aston	3,282,950	-	(144,000)	(3,138,950)	-	-
Mr Peter Anastasiou	5,158,409	-	-	(5,144,009)	14,400	14,400
Dr Gary Jacob	5,000,000	-	-	-	5,000,000	5,000,000
Mr Daniel Pollock	1,134,800	-	(74,800)	(1,060,000)	-	-
Mr Stephen Anastasiou	3,247,017	-	-	(1,938,737)	1,308,280	1,308,280
Prof. Ravi Savarirayan	1,000,000	-	-	(1,000,000)	-	-
Mr Richard Berman	2,000,000	-	-	(2,000,000)	-	-
Dr Jerry Kanellos	1,200,000	-	-	(200,000)	1,000,000	1,000,000
	22,023,176	-	(218,800)	(14,481,696)	7,322,680	7,322,680

Notes

1.	Balance may include shares held prior to individuals becoming KMP. For individuals who became KMP during the period, the balance is as at the date they became KMP.

2.	Other changes incorporates changes resulting from the expiration/forfeiture of options. 12,481,696 options were expired and 2,000,000 were forfeited.

3.	Dr Gary Jacob resigned on 25 March 2020. Mr Richard Berman resigned on 17 October 2019 and his options were subsequently forfeited.

Immuron Limited	24

Immuron Limited

Directors' report

30 June 2020

(continued)

(iii)	Reconciliation of options and ordinary shares held by KMP (continued)

Share holdings
	Balance at the		Received on		Balance at the
	start of the	Granted as	exercise of		end of the
2020	period[1]	remuneration	options	Other changes[2]	period
Ordinary shares
Dr Roger Aston	751,116	56,760	-	-	807,876
Mr Peter Anastasiou	17,836,164	-	-	(6,057,895)	11,778,269
Dr Gary Jacob	-	-	-	260,000	260,000
Mr Daniel Pollock	519,800	29,480	-	(200,000)	349,280
Mr Stephen Anastasiou	6,251,137	-	-	(1,837,499)	4,413,638
Prof. Ravi Savarirayan	-	-	-	-	-
Mr Richard Berman	-	-	-	-	-
Dr Jerry Kanellos	-	-	-	-	-
	25,358,217	86,240	-	(7,835,394)	17,609,063

Notes

1.	Balance may include shares held prior to individuals becoming KMP. For individuals who became KMP during the period, the balance is as at the date they became KMP.

2.	Other changes incorporates changes resulting from the acquisition or disposal of shares.

3.	Dr Gary Jacob resigned on 25 March 2020. Mr Richard Berman resigned on 17 October 2019.

Correction in the 2020 share holdings table released on 1 September 2020

The company restated the 2020 share holding table to reflect the correction of both Mr Peter Anastasiou and Mr Stephen Anastasiou’s share holdings balance at the end of the period compared to financial report released on 1 September 2020.

The below table summarises the correction to the closing balance:

	Previously
	reported	Corrected
	Quantity	Quantity[1]
Share holdings - ordinary shares
Mr Peter Anastasiou	12,742,956	11,778,269
Mr Stephen Anastasiou	6,251,137	4,413,638

Notes

1.	Change resulted from the disposal of shares as announced on the ASX on 21 August 2020 from the restructure of indirect holdings.

Immuron Limited	25

Immuron Limited

Directors' report

30 June 2020

(continued)

(iv)	Other transactions with key management personnel

Mr Peter and Mr Stephen Anastasiou are directors and majority shareholders of Wattle Laboratories Pty Ltd. Immuron Limited has rented an office suite from Wattle Laboratories Pty Ltd since 1 January 2016 under a three-year agreement, renewed for another three years on 1 January 2019. The rental agreement is based on normal commercial terms and conditions.

Mr Peter and Mr Stephen Anastasiou are directors and majority shareholders of Grandlodge Capital Pty Ltd (Grandlodge). Commencing 1 June 2013, Immuron Limited contracted Grandlodge on normal commercial terms and conditions to provide warehousing, distribution and invoicing services for Immuron Limited's products for $70,000 per annum. These fees will be payable in new fully paid ordinary shares in Immuron Limited at a set price of $0.16 per share, representing Immuron Limited’s share price at the commencement of the agreement. The shares to be issued to Grandlodge, or its associated entities, as compensation in lieu of cash payment for the services rendered under this agreement have been subject to the approval of Immuron Limited shareholders. Grandlodge will also be reimbursed in cash for all reasonable costs and expenses incurred in accordance with their scope of works under the agreement, unless both parties agree to an alternative method of payment. The agreement is cancellable by either party upon providing the other party with 30 days' written notice of the termination of the agreement. The fair value of the equity instrument has been assessed for the year ended 30 June 2020 as $100,978.

Immuron Limited	26

Immuron Limited

Directors' report

30 June 2020

(continued)

(iv)	Other transactions with key management personnel (continued)

Aggregate amounts of each of the above types of other transactions with key management personnel of Immuron Limited:

	2020	2019
	$	$
Amounts recognised as expense[1]
Rental of an office suite from Wattle Laboratories Pty Ltd	41,369	53,958
Services rendered by Grandlodge Capital Pty Ltd	100,978	93,678
	142,347	147,636

1.	The company restated the 2019 audited financial statements to reflect the correction of an immaterial error. See Note 20(a)(iv) for additional information.

(v)	Voting of shareholders at last year's annual general meeting

Immuron Limited received more than 75 percent of favourable votes on its remuneration report for the 2019 financial year. The company did not receive any specific feedback at the 2019 annual general meeting or throughout the year on its remuneration practices.

[This concludes the remuneration report, which has been audited]

Shares under option

(a) Unissued ordinary shares

Unissued ordinary shares of Immuron Limited under option at the date of this report are as follows:

		Issue price of		Number under
Date options granted	Expiry date	shares ($)		option
2012-06-29	2021-11-30		1.944	14,493
2012-06-29	2022-01-17		1.876	29,668
2017-06-13 (warrants)	2022-06-13	USD	0.25	27,541,200
2018-03-15	2023-03-15		0.468	7,897,647
2018-03-15	2023-03-15		0.585	526,510
2018-07-13	2021-07-01		0.500	1,300,000
2019-11-06	2024-02-10		0.500	5,000,000
2017-06-09 (warrants)	2022-06-08	USD	0.3125	198,240
2019-05-23 (warrants)	2024-05-23	USD	0.125	181,600
2019-07-16 (warrants)	2024-07-16	USD	0.125	117,760
Total				42,807,118
Notes

Immuron Limited	27

Immuron Limited

Directors' report

30 June 2020

(continued)

Shares under option (continued)

(a)	Unissued ordinary shares (continued)

●	Warrants are exercisable at US$10.00 per 40 options, i.e. US$0.25 per option.

No option holder has any right under the options to participate in any other share issue of the company or any other entity.

(b)	Shares issued on the exercise of options

No ordinary shares of Immuron Limited were issued during the year ended 30 June 2020 on the exercise of options granted.

Insurance of officers and indemnities

(a)	Insurance of officers

During the financial year, Immuron Limited paid a premium of $297,500 to insure the directors and secretaries of the company.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings. This does not include such liabilities that arise from conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

(b)	Indemnity of auditors

Immuron Limited has not, during or since the financial year, indemnified or agreed to indemnify the auditor of the company or any related entity against a liability incurred by the auditor. During the financial year, the company has not paid a premium in respect of a contract to insure the auditor of the company or any related entity.

Proceedings on behalf of the company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the company, or to intervene in any proceedings to which the company is a party, for the purpose of taking responsibility on behalf of the company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the company with leave of the Court under section 237 of the Corporations Act 2001.

Non-audit services

During the year ended 30 June 2020, the group did not engage the external auditor to provide non-audit services.

Auditor's independence declaration

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 30.

Immuron Limited	28

Immuron Limited

Directors' report

30 June 2020

(continued)

Rounding of amounts

The company is of a kind referred to in ASIC Legislative Instrument 2016/191, relating to the 'rounding off' of amounts in the directors' report. Amounts in the directors' report have been rounded off in accordance with the instrument to the nearest dollar.

This report is made in accordance with a resolution of directors.

Dr Roger Aston

Independent Non-Executive Chairman

Melbourne

25 September 2020

Immuron Limited	29

Collins Square, Tower 5 727 Collins Street
Melbourne VIC 3008

Correspondence to: GPO Box 4736
Melbourne VIC 3001

T +61 3 8320 2222
F +61 3 9320 2200
E info.vic@au.gt.com
W www.grantthornton.com.au

Auditor’s Independence Declaration

To the Directors of Immuron Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the audit of Immuron Limited for the year ended 30 June 2020, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b	no contraventions of any applicable code of professional conduct in relation to the audit.

Grant Thornton Audit Pty Ltd

Chartered Accountants

M A Cunningham

Partner – Audit & Assurance

Melbourne, 25 September 2020

Grant Thornton Audit Pty Ltd ACN 130 913 594	www.grantthornton.com.au
a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

Immuron Limited	30

Immuron Limited	31

Immuron Limited

Corporate governance statement

30 June 2020

(continued)

Immuron Limited and the board are committed to achieving and demonstrating the highest standards of corporate governance. Immuron Limited has reviewed its corporate governance practices against the Corporate Governance Principles and Recommendations (3rd edition) published by the ASX Corporate Governance Council.

The 2020 corporate governance statement is dated as at 30 June 2020 and reflects the corporate governance practices in place throughout the 2020 financial year. The 2020 corporate governance statement was approved by the board on 25 September 2020. A description of the group's current corporate governance practices is set out in the group's corporate governance statement which can be viewed at www.immuron.com.au/corporate-directory-and-governance/.

Immuron Limited	32

Immuron Limited	33

Immuron Limited

ABN 80 063 114 045

Annual report - 30 June 2020

These financial statements are consolidated financial statements for the group consisting of Immuron Limited and its subsidiaries. A list of major subsidiaries is included in note 12.

The financial statements are presented in the Australian currency.

Immuron Limited is a company limited by shares, incorporated and domiciled in Australia.

Its registered office is:

Level 3, 62 Lygon Street

Carlton VIC 3053

Its principal place of business is:

Immuron Limited

Unit 10, 25-37 Chapman Street
Blackburn North VIC 3130

The financial statements were authorised for issue by the directors on 25 September 2020. The directors have the power to amend and reissue the financial statements.

Immuron Limited	34

Immuron Limited

Consolidated statement of profit or loss and other comprehensive income

For the year ended 30 June 2020

	Notes	2020	2019
		$	$
Revenue from contracts with customers	2	2,518,566	2,387,426
Cost of sales of goods		(688,836)	(667,371)
Gross profit		1,829,730	1,720,055
Other income	3(a)	473,674	532,050
Other gains/(losses) – net	3(b)	11,335	38,413
General and administrative expenses	3(c)	(3,170,078)	(5,037,806)
Research and development expenses		(1,178,685)	(1,044,528)
Selling and marketing expenses	3(c)	(871,551)	(864,644)
Operating loss		(2,905,575)	(4,656,460)
Finance income		-	39
Finance expenses		(21,631)	-
Finance costs - net		(21,631)	39
Loss before income tax		(2,927,206)	(4,656,421)
Income tax expense	4	-	-
Loss for the period		(2,927,206)	(4,656,421)
Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	7(b)	102,938	61,846
Total comprehensive loss for the period		(2,824,268)	(4,594,575)

		Cents	Cents

Loss per share for loss attributable to the ordinary equity holders of the company:
Basic and diluted loss per share	18	(1.66)	(3.22)

The company restated the 2019 audited financial statements to reflect the correction of an immaterial error. See Note 20(a)(iv) for additional information.

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Immuron Limited	35

Immuron Limited

Consolidated balance sheet

As at 30 June 2020

	Notes	2020	2019
		$	$
ASSETS
Current assets
Cash and cash equivalents	5(a)	3,250,468	5,119,887
Trade and other receivables	5(b)	327,689	968,926
Inventories	6(b)	797,690	544,341
Other current assets		33,194	49,290
Total current assets		4,409,041	6,682,444
Property, plant and equipment	6(a)	70,773	17,140
Inventories	6(b)	1,722,349	1,862,063
Total non-current assets		1,793,122	1,879,203
Total assets		6,202,163	8,561,647
LIABILITIES
Current liabilities
Trade and other payables	5(c)	384,397	1,091,919
Employee benefit obligations	6(c)	89,838	103,612
Other current liabilities	6(d)	42,176	-
Total current liabilities		516,411	1,195,531
Non-current liabilities
Employee benefit obligations	6(c)	22,910	14,980
Other non-current liabilities	6(d)	18,929	-
Total non-current liabilities		41,839	14,980
Total liabilities		558,250	1,210,511
Net assets		5,643,913	7,351,136
EQUITY
Share capital	7(a)	62,426,991	60,289,875
Other reserves	7(b)	1,133,345	4,300,319
Accumulated losses		(57,916,423)	(57,239,058)
Total equity		5,643,913	7,351,136

The company restated the 2019 audited financial statements to reflect the correction of an immaterial error. See Note 20(a)(iv) for additional information.

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Immuron Limited	36

Immuron Limited

Consolidated statement of changes in equity

For the year ended 30 June 2020

		Attributable to owners of Immuron Limited
		Share	Other	Accumulated	Total
	Notes	capital	reserves	losses	equity
		$	$	$	$
Balance at 1 July 2019		60,289,875	4,300,319	(57,239,058)	7,351,136
Change in accounting policy	21	-	-	(1,479)	(1,479)
Restated total equity at 1 July 2019		60,289,875	4,300,319	(57,240,537)	7,349,657
Loss for the period		-	-	(2,927,206)	(2,927,206)
Other comprehensive income		-	102,938	-	102,938
Total comprehensive income/(loss) for the period		-	102,938	(2,927,206)	(2,824,268)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs and Tax	7	1,652,436	-	-	1,652,436
Employee share schemes - value of employee services	7	-	73,088	-	73,088
Options and warrants issued/expensed	7	484,680	(484,680)	-	-
Options and warrants forfeited/lapsed	7	-	(2,251,320)	2,251,320	-
Re-valuation of options issued in prior period	7	-	(607,000)	-	(607,000)
		2,137,116	(3,269,912)	2,251,320	1,118,524
Balance at 30 June 2020		62,426,991	1,133,345	(57,916,423)	5,643,913

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Immuron Limited	37

Immuron Limited

Consolidated statement of changes in equity

For the year ended 30 June 2020

(continued)

		Attributable to owners of Immuron Limited
	Notes	Share capital	Other reserves	Accumulated losses	Total equity
		$	$	$	$
Balance at 1 July 2018		58,237,314	3,096,308	(52,894,272)	8,439,350
Loss for the period		-	-	(4,656,421)	(4,656,421)
Other comprehensive income		-	61,846	-	61,846
Total comprehensive income/(loss) for the period		-	61,846	(4,656,421)	(4,594,575)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs and tax	7	2,052,461	-	-	2,052,461
Options and warrants issued/expensed	7	-	1,453,900	-	1,453,900
Options and warrants exercised	7	100	(100)	-	-
Options and warrants forfeited/lapsed	7	-	(311,635)	311,635	-
		2,052,561	1,142,165	311,635	3,506,361
Balance at 30 June 2019		60,289,875	4,300,319	(57,239,058)	7,351,136

The company restated the 2019 audited financial statements to reflect the correction of an immaterial error. See Note 20(a)(iv) for additional information.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Immuron Limited	38

Immuron Limited

Consolidated statement of cash flows

For the year ended 30 June 2020

	Notes	2020	2019
		$	$
Cash flows from operating activities
Receipts from customers (inclusive of GST)		2,914,614	2,619,477
Payments to suppliers and employees (inclusive of GST)		(6,748,674)	(5,608,262)
Research and development tax incentive received		531,828	1,190,206
Government grants received		154,904	-
Net cash (outflow) from operating activities	8(a)	(3,147,328)	(1,798,579)

Cash flows from investing activities
Payments for property, plant and equipment	6(a)	(864)	(2,047)
Interest received		-	39
Net cash (outflow) from investing activities		(864)	(2,008)

Cash flows from financing activities
Proceeds from issues of shares	7(a)	1,957,164	2,894,238
Share issue transaction costs	7(a)	(374,728)	(825,055)
Repayment of borrowings		(366,655)	-
Principal elements of lease payments		(41,390)	-
Interest paid		(17,439)	-
Net cash inflow from financing activities		1,156,952	2,069,183

Net (decrease) increase in cash and cash equivalents		(1,991,240)	268,596
Cash and cash equivalents at the beginning of the financial year		5,119,887	4,727,430
Effects of exchange rate changes on cash and cash equivalents		121,821	123,861
Cash and cash equivalents at end of year	5(a)	3,250,468	5,119,887
Non-cash financing and investing activities	8(b)

The company restated the 2019 audited financial statements to reflect the correction of an immaterial error. See Note 20(a)(iv) for additional information.

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Immuron Limited	39

Immuron Limited

Notes to the financial statements

30 June 2020

Contents of the notes to the financial statements

		Page

1	Segment information	41

2	Revenue from contract with customers	43

3	Other income and expense items	44

4	Income tax expense	46

5	Financial assets and financial liabilities	46

6	Non-financial assets and liabilities	48

7	Equity	53

8	Cash flow information	57

9	Critical estimates, judgements and errors	57

10	Financial risk management	58

11	Capital management	61

12	Interests in other entities	62

13	Contingent liabilities	62

14	Events occurring after the reporting period	62

15	Related party transactions	63

16	Share-based payments	64

17	Remuneration of auditors	66

18	Loss per share	67

19	Parent entity financial information	68

20	Summary of significant accounting policies	70

21	Changes in accounting policies	77

Immuron Limited	40

Immuron Limited

Notes to the financial statements

30 June 2020

(continued)

1	Segment information

(a)	Description of segments and principal activities

The group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team in assessing performance and determining the allocation of resources.

Management considers the business from both a product and a geographic perspective and has identified two reportable segments:

Research and development (R&D): income and expenses directly attributable to the group’s R&D projects performed in Australia, Israel and United States.

Hyperimmune products: income and expenses directly attributable to Travelan and Protectyn activities which occur predominantly in Australia, the Unites States and Canada.

(b)	Financial breakdown

The segment information for the reportable segments for the year ended 30 June 2020 is as follows:

2020	Research and development	Hyperimmune products	Unallocated	Total
	$	$	$	$
Hyperimmune products revenue	-	2,518,566	-	2,518,566
Cost of sales of goods	-	(688,836)	-	(688,836)
Gross profit	-	1,829,730	-	1,829,730
Other income	308,225	10,545	154,904	473,674
Other gains/(losses) – net	-	-	11,335	11,335
General and administrative expenses	-	-	(3,170,078)	(3,170,078)
Research and development expenses	(1,178,685)	-	-	(1,178,685)
Selling and marketing expenses	-	(871,551)	-	(871,551)
Operating profit/(loss)	(870,460)	968,724	(3,003,839)	(2,905,575)
Finance income	-	-	-	-
Finance costs	-	-	(21,631)	(21,631)
Income tax expense	-	-	-	-
Profit/(loss) for the year	(870,460)	968,724	(3,025,470)	(2,927,206)

Assets
Segment assets	308,225	2,539,503	3,354,435	6,202,163
Total assets	308,225	2,539,503	3,354,435	6,202,163

Liabilities
Segment liabilities	101,092	30,377	426,781	558,250
Total liabilities	101,092	30,377	426,781	558,250

Immuron Limited	41

Immuron Limited

Notes to the financial statements

30 June 2020

(continued)

1	Segment information (continued)

(b)	Financial breakdown (continued)

The segment information for the reportable segments for the year ended 30 June 2019 is as follows:

2019	Research and development	Hyperimmune products	Unallocated	Total
	$	$	$	$
Hyperimmune products revenue	-	2,387,426	-	2,387,426
Cost of sales of goods	-	(667,371)	-	(667,371)
Gross profit	-	1,720,055	-	1,720,055
Other income	531,005	1,045	-	532,050
Other gains/(losses) – net	-	(13,394)	51,807	38,413
General and administrative expenses	-	-	(5,037,806)	(5,037,806)
Research and development expenses	(1,044,528)	-	-	(1,044,528)
Selling and marketing expenses	-	(864,644)	-	(864,644)
Operating profit/(loss)	(513,523)	843,062	(4,985,999)	(4,656,460)
Finance income	-	-	39	39
Profit/(loss) for the year	(513,523)	843,062	(4,985,960)	(4,656,421)

Assets
Segment assets	531,828	2,705,330	5,324,489	8,561,647
Total assets	531,828	2,705,330	5,324,489	8,561,647

Liabilities
Segment liabilities	221,520	191,836	797,155	1,210,511
Total liabilities	221,520	191,836	797,155	1,210,511

Immuron Limited	42

Immuron Limited

Notes to the financial statements

30 June 2020

(continued)

2	Revenue from contract with customers

(a)	Disaggregation of revenue from contracts with customers

The group derives revenue from the transfer of hyperimmune products at a point in time in the following major product lines and geographical regions:

		Travelan		Protectyn
2020	Australia	United States	Other	Australia	Other	Total
	$	$	$	$	$	$
Hyperimmune products revenue	1,240,393	926,325	301,915	49,933	-	2,518,566
Revenue from external customers	1,240,393	926,325	301,915	49,933	-	2,518,566

		Travelan		Protectyn
2019	Australia	United States	Other	Australia	Other	Total
	$	$	$	$	$	$
Hyperimmune products revenue	1,162,628	1,016,468	149,283	58,683	364	2,387,426
Revenue from external customers	1,162,628	1,016,468	149,283	58,683	364	2,387,426

(i)	Information about major customers

The group had the following major customers in the hyperimmune product segment with revenues amounting to 10 percent or more of total group revenues:

	2020	2019
	$	$
Customer A	462,490	611,920
Customer B	442,916	228,661
Customer C	438,065	659,637
Customer D	327,559	266,111
Customer E	227,952	249,522
	1,898,982	2,015,851

(b)	Accounting policies

(i)	Sale of hyperimmune products

Revenue arises mainly from the sale hyperimmune products. To determine whether to recognise revenue, the group follows the process of identifying the contract with a customer, identifying the performance obligations, determining the transaction price, allocating the transaction price to the performance obligations and recognising revenue when performance obligations are satisfied.

Revenue from the sale of hyperimmune products is recognised when or as the group transfers control of the assets to the customer.

There is no variable consideration or significant cost to obtain the contract. There is no warranties and no refunds. Returns are provided where this is outlined in a customer agreement.

Immuron Limited	43

Immuron Limited

Notes to the financial statements

30 June 2020

(continued)

2	Revenue from contract with customers (continued)

(b)	Accounting policies (continued)

(ii)	Financing components

The group does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the group does not adjust any of the transaction prices for the time value of money.

3	Other income and expense items

(a)	Other income

	2020	2019
	$	$
Research and development tax incentive	308,225	531,005
Other grants	154,904	-
Other income	10,545	1,045
	473,674	532,050

(i)	Fair value of R&D tax incentive

The group's research and development (R&D) activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognised when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the year ended 30 June 2020, the group has included an item in other income of $308,225 (2019: $531,005) to recognise income over the period necessary to match the grant on a systematic basis with the costs that they are intended to compensate.

(ii)	Fair value of other grants

The group's other grant income consists of grants received by the group with relation to COVID-19. Grants are recognised as other income when the group is reasonable assured that it will comply with the conditions attaching to it and the grant will be received. For the year ended 30 June 2020, the group has recognised $154,904 in assistance packages.

(b)	Other gains/(losses)

	2020	2019
	$	$
Net foreign exchange gains/(losses)	11,335	51,807
Net impairment losses (i)	-	(13,394)
	11,335	38,413

(i)	Inventory impairment

There was no impairment expense recognised during year ended 30 June 2020 (2019: $13,394) for inventory obsolescence.

Immuron Limited	44

Immuron Limited

Notes to the financial statements

30 June 2020

(continued)

3	Other income and expense items (continued)

(c)	Breakdown of expenses by nature

	Notes	2020	2019
		$	$
General and administrative expenses[1]
Accounting and audit		389,798	496,983
Bad debts		26,983	50,429
Consulting		181,474	243,508
Depreciation		44,056	5,287
Employee benefits		1,531,037	1,599,023
Expected credit losses	10(b)(iii)	(3,991)	34,046
Insurance		469,844	307,757
Investor relations		197,839	128,415
Legal		184,382	171,145
Listing and share registry		212,236	186,013
Occupancy		51,973	105,606
Share-based payments	16(b)	(533,912)	1,343,500
Superannuation		48,877	55,176
Travel and entertainment		91,347	159,911
Other		278,135	151,007
		3,170,078	5,037,806
Selling and marketing expenses
Selling		340,046	277,478
Marketing		295,261	377,427
Distribution costs		236,244	209,739
		871,551	864,644

1.	The company restated the 2019 audited financial statements to reflect the correction of an immaterial error. See Note 20(a)(iv) for additional information.

Immuron Limited	45

Immuron Limited

Notes to the financial statements

30 June 2020

(continued)

4	Income tax expense

(a)	Numerical reconciliation of income tax expense to prima facie tax payable

	2020	2019
	$	$
Loss from continuing operations before income tax expense	(2,927,206)	(4,656,421)
Tax at the Australian tax rate of 27.5% (2019: 27.5%)	(804,982)	(1,280,516)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
R&D tax incentive	(84,762)	(146,026)
Accounting expenditure subject to R&D tax incentive	194,855	335,693
Share-based payments	(146,826)	369,463
Net impact of other amounts not deductible (taxable)	(18,678)	38,656
Subtotal	(860,393)	(682,730)
Tax losses and other timing differences for which no deferred tax asset is recognised	860,393	682,730
Income tax expense	-	-

(b)	Tax losses

	2020	2019
	$	$

Unused tax losses for which no deferred tax asset has been recognised	40,018,956	37,202,960
Potential tax benefit @ 27.5%	11,005,213	10,230,814

5	Financial assets and financial liabilities

(a)	Cash and cash equivalents

	2020	2019
	$	$
Current assets
Cash at bank and in hand	3,250,468	5,119,887

(i)	Reconciliation to cash flow statement

The above figures reconcile to the amount of cash shown in the consolidated statement of cash flows at the end of the financial year as follows:

	2020	2019
	$	$
Balances as abovet	3,250,468	5,119,887
Balances per statement of cash flows	3,250,468	5,119,887

Immuron Limited	46

Immuron Limited

Notes to the financial statements

30 June 2020

(continued)

(a)	Cash and cash equivalents (continued)

(ii)	Classification as cash equivalents

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition and are repayable with 24 hours notice with no loss of interest. See note 20(j) for the group’s other accounting policies on cash and cash equivalents.

(b)	Trade and other receivables

		2020			2019
	Notes	Current	Non-current	Total	Current	Non-current	Total
		$	$	$	$	$	$
Trade receivables		49,519	-	49,519	332,972	-	332,972
Loss allowance	10(b)	(30,055)	-	(30,055)	(34,046)	-	(34,046)
		19,464	-	19,464	298,926	-	298,926
Accrued receivables	5(b)(ii)	308,225	-	308,225	531,828	-	531,828
Other receivables		-	-	-	138,172	-	138,172
		308,225	-	308,225	670,000	-	670,000
Total trade and other receivables		327,689	-	327,689	968,926	-	968,926

(i)	Classification as trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current. Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognised at fair value. The group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method. Details about the group’s impairment policies and the calculation of the loss allowance are provided in note 10(b).

(ii)	Accrued receivables

These amounts primarily comprise receivables from the Australian Taxation Office in relation to the R&D tax incentive.

(iii)	Fair value of trade and other receivables

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

(iv)	Impairment and risk exposure

Information about the impairment of trade receivables and the group’s exposure to credit risk and foreign currency risk can be found in note 10.

Immuron Limited	47

Immuron Limited

Notes to the financial statements

30 June 2020

(continued)

5	Financial assets and financial liabilities (continued)

(c)	Trade and other payables

	2020			2019
	Current	Non-current	Total	Current	Non-current	Total
	$	$	$	$	$	$
Trade payables	157,644	-	157,644	715,115	-	715,115
Accrued expenses	210,734	-	210,734	355,825	-	355,825
Other payables	16,019	-	16,019	20,979	-	20,979
	384,397	-	384,397	1,091,919	-	1,091,919

Trade payables are unsecured and are usually paid within 30 days of recognition.

The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature.

6	Non-financial assets and liabilities

(a)	Property, plant and equipment

		Furniture,
	Plant and	fittings and	Right-of-use
	equipment	equipment	assets	Total
	$	$	$	$
Non-current
At 1 July 2018
Cost or fair value	346,132	34,178	-	380,310
Accumulated depreciation	(292,930)	(34,142)	-	(327,072)
Net book amount	53,202	36	-	53,238
Year ended 30 June 2019
Opening net book amount	53,202	37	-	53,239
Additions	2,046	-	-	2,046
Depreciation charge	(38,128)	(17)	-	(38,145)
Closing net book amount	17,120	20	-	17,140
At 30 June 2019
Cost or fair value	348,178	34,178	-	382,356
Accumulated depreciation	(331,058)	(34,158)	-	(365,216)
Net book amount	17,120	20	-	17,140
Immuron Limited	48

Immuron Limited

Notes to the financial statements

30 June 2020

(continued)

(a) Property, plant and equipment (continued)

	Plant and equipment	Furniture, fittings and equipment	Right-of-use assets	Total
	$	$	$	$
Year ended 30 June 2020
Opening net book amount	17,120	20	-	17,140
Additions	-	864	-	864
Adoption of AASB 16	-	-	115,977	115,977
Depreciation charge	(4,993)	(333)	(57,882)	(63,208)
Closing net book amount	12,127	551	58,095	70,773

At 30 June 2020
Cost or fair value	348,178	35,042	115,977	499,197
Accumulated depreciation and impairment	(336,051)	(34,491)	(57,882)	(428,424)
Net book amount	12,127	551	58,095	70,773

(i)	Depreciation methods and useful lives

Property, plant and equipment is recognised at historical cost less depreciation.

Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

●	Plant and equipment	2 - 5 years
●	Furniture, fittings and equipment	3 - 15 years
●	Right-of-use assets	3 years

See note 20(n) for the other accounting policies relevant to property, plant and equipment.

(b)	Inventories

	2020			2019
	Current	Non-current	Total	Current	Non-current	Total
	$	$	$	$	$	$
Raw materials and stores (Colostrum)	-	1,722,349	1,722,349	225,765	1,862,063	2,087,828
Work in progress	117,576	-	117,576	192,399	-	192,399
Finished goods (Travelan and Protectyn)	680,114	-	680,114	126,177	-	126,177
	797,690	1,722,349	2,520,039	544,341	1,862,063	2,406,404

Immuron Limited	49

Immuron Limited

Notes to the financial statements

30 June 2020

(continued)

6	Non-financial assets and liabilities (continued)

(b)	Inventories (continued)

(i)	Impairment

The provision for impairment of inventories assessment requires a degree of estimation and judgement. The level of the provision is assessed by taking into account the recent sales experience, the ageing of inventories and in particular the shelf life of inventories that affect obsolescence. Expected shelf-life is reassessed on a regular basis with reference to stability tests which are conducted by an expert engaged by the group. A comprehensive stability study was completed in September 2019 and the reported findings support a shelf life of at least 130 months for the colostrum drug substance.

There was no impairment expense recognised during year ended 30 June 2020 (2019: $13,394) for inventory obsolescence in the consolidated statement of profit or loss and other comprehensive income.

(ii)	Inventory split

During the year ended 30 June 2020, management performed an assessment of its raw materials and utilisation within 12 months from reporting date. Management determined no raw materials relating to Colostrum will be consumed within 12 months from reporting date (2019: $225,765); the remaining balance of $1,722,349 (2019:

$1,862,063) was estimated to be consumed beyond 12 months.

(c)	Employee benefit obligations

	2020			2019
	Current	Non-current	Total	Current	Non-current	Total
	$	$	$	$	$	$
Leave obligations (i)	89,838	22,910	112,748	103,612	14,980	118,592

(i)	Leave obligations

The leave obligations cover the group’s liabilities for long service leave and annual leave which are classified as either other long-term benefits or short-term benefits, as explained in note 20(q).

The current portion of this liability includes all of the accrued annual leave, the unconditional entitlements to long service leave where employees have completed the required period of service and also for those employees that are entitled to pro-rata payments in certain circumstances. The entire amount of the provision of $89,838 (2019: $103,612) is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations. However, based on past experience, the group does not expect all employees to take the full amount of accrued leave or require payment within the next 12 months.

Immuron Limited	50

Immuron Limited

Notes to the financial statements

30 June 2020

(continued)

6	Non-financial assets and liabilities (continued)

(d)	Leases

(i)	Amounts recognised in the balance sheet

The balance sheet shows the following amounts relating to leases:

	2020	2019
	$	$
Right-of-use assets[1]
Properties	58,095	-
	58,095	-
Lease liabilities[2]
Current	42,176	-
Non-current	18,929	-
	61,105	-

1.	Included in the line item ‘property, plant and equipment’ in the consolidated balance sheet.
2.	Included in the line items ‘other current liabilities’ and ‘other non-current liabilities’ in the consolidated balance sheet.

(ii)	Amounts recognised in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

Depreciation charge of right-of-use assets	Notes	2020	2019
		$	$
Properties		38,729	-
	3(c)	38,729	-
Interest expense (included in finance cost)
Expense relating to short-term leases (included in other expenses)		4,192	-
Expense relating to leases of low-value assets that are not short-term leases (included in other expenses)	3(c)	-	-
Expense relating to variable lease payments not included in lease liabilities (included in other expenses)	3(c)	-	-
Cash paid for principal payments	3(c)	-	-
The total finance cash outflow for leases in 2020 was $4,192.		41,390	-

(iii)	The group’s leasing activities and how these are accounted for

In January 2019 the group entered into a three-year commercial lease in Blackburn North. The lease is for the use of warehousing and office facilities. This lease includes an extension option for a further 3 years by written request to the landlord before 31 December 2021. There is no variability and no covenants included in the lease.

Immuron Limited	51

Immuron Limited

Notes to the financial statements

30 June 2020

(continued)

6	Non-financial assets and liabilities (continued)

(d)	Leases (continued)

Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable

●	variable lease payment that are based on an index or a rate

●	amounts expected to be payable by the lessee under residual value guarantees

●	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the group’s incremental borrowing rate.

Right-of-use assets are measured at cost comprising the following:

●	the amount of the initial measurement of lease liability

●	any lease payments made at or before the commencement date, less any lease incentives received

●	any initial direct costs, and

●	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture.

Immuron Limited	52

Immuron Limited

Notes to the financial statements

30 June 2020

(continued)

7	Equity

(a)	Share capital

	Notes	2020 Shares	2019 Shares	2020 $	2019 $
Ordinary shares	7(a)(ii)	178,279,566	163,215,706	62,426,991	60,289,875
Fully paid	7(a)(i)	178,279,566	163,215,706	62,426,991	60,289,875

(i)	Movements in ordinary shares:

Details	Number of shares	Total $
Balance at 1 July 2018[3]	142,778,206	58,237,314
Issue at $0.16 in lieu of payment for services (2018-11-22)[1]	437,500	93,678
Issue at US$0.10 pursuant to ADS public offering (2019-05-30)[2]	20,000,000	2,894,238
Reclassify exercised options from reserves to share capital	-	100
Transaction costs arising on representative warrants issued [3]	-	(110,400)
Less: Transaction costs arising on share issues	-	(825,055)
Balance at 30 June 2019[3]	163,215,706	60,289,875

Issue at US$0.10 pursuant to ADS public offering (2019-07-19)	13,565,200	1,926,186
Issue at $0.16 in lieu of payment for services (2019-11-12)[1]	437,500	100,978
Exercise of NASDAQ Warrants (2020-06-23)	86,240	72
Exercise of representative warrants (2020-06-15, 2020-06-22)	974,920	540,062
Transaction costs arising on representative warrants issued	-	(55,454)
Less: Transaction costs arising on share issues	-	(374,728)
Balance at 30 June 2020	178,279,566	62,426,991

Notes

1.	Mr Peter and Mr Stephen Anastasiou are directors and majority shareholders of Grandlodge Capital Pty Ltd (Grandlodge). Commencing 1 June 2013, Immuron Limited contracted Grandlodge to provide warehousing, distribution and invoicing services for Immuron Limited's products for $70,000 per annum. These fees will be payable in new fully paid ordinary shares in Immuron Limited at a set price of $0.16 per share, representing Immuron Limited's shares price at the commencement of the agreement. The above amount is the fair value of the equity instrument.
2.	On 30 May 2019, 500,000 American Depository Shares (ADS) were issued at US$4.00 each. Each ADS is equivalent to 40 ordinary shares, i.e. 20,000,000 at US$0.10 each (A$0.1447).
3.	The company restated the 2019 audited financial statements to reflect the correction of an immaterial error. See Note 20(a)(iv) for additional information.

Immuron Limited	53

Immuron Limited

Notes to the financial statements

30 June 2020

(continued)

7	Equity (continued)

(a)	Share capital (continued)

(ii)	Ordinary shares

Ordinary shares entitle the holder to participate in dividends, and to share in the proceeds of winding up the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Ordinary shares have no par value and the company does not have a limited amount of authorised capital.

(iii)	Options

Information relating to options, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the reporting period, is set out in notes 7(b) and 16.

(b)	Other reserves

The following table shows a breakdown of the consolidated balance sheet line item ‘other reserves’ and the movements in these reserves during the year. A description of the nature and purpose of each reserve is provided below the table.

	Notes	Share-based payments	Foreign currency translation	Total other reserves
		$	$	$
At 1 July 2018[1]		3,139,625	(43,317)	3,096,308
Currency translation differences		-	61,846	61,846
Other comprehensive income		-	61,846	61,846
Transactions with owners in their capacity as owners
Options and warrants issued/expensed	7(b)(ii)	1,453,900	-	1,453,900
Options and warrants exercised	7(b)(ii)	(100)	-	(100)
Options and warrants lapsed	7(b)(ii)	(311,635)	-	(311,635)
At 30 June 2019 [1]		4,281,790	18,529	4,300,319

1. The company restated the 2019 audited financial statements to reflect the correction of an immaterial error. See Note 20(a)(iv) for additional information.

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Notes to the financial statements

30 June 2020

(continued)

7	Equity (continued)

(b)	Other reserves (continued)

	Notes	Share-based payments	Foreign currency translation	Total other reserves
		$	$	$
At 1 July 2019		4,281,790	18,529	4,300,319
Currency translation differences		-	102,938	102,938
Other comprehensive income		-	102,938	102,938
Transactions with owners in their capacity as owners
Share-based payment expenses	7(b)(iv)	73,088	-	73,088
Options and warrants issued/expensed	7(b)(ii)	(484,680)	-	(484,680)
Options and warrants lapsed	7(b)(ii)	(2,251,320)	-	(2,251,320)
Re-valuation of options issued in prior period		(607,000	-	(607,000)
At 30 June 2020		1,011,878	121,467	1,133,345

(i)	Nature and purpose of other reserves

Share-based payments

The share-based payment reserve records items recognised as expenses on valuation of share options and warrants issued to key management personnel, other employees and and eligible contractors.

Foreign currency translation

Exchange differences arising on translation of foreign controlled entities are recognised in other comprehensive income as described in note 20(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

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Notes to the financial statements

30 June 2020

(continued)

7 Equity (continued)

(b) Other reserves (continued)

(ii) Movements in options and warrants:

		Number of	Total
Details	Notes	options	$
Balance at 1 July 2018[1]		72,569,180	3,139,625
Issue of ESOP unlisted options at $0.50 (2018-07-13)		1,300,000	204,100
Issue of ESOP unlisted options at $0.50 (2018-11-26)		2,000,000	164,400
Lapse of ESOP unlisted options at $0.50 (2018-10-01)		(1,050,000)	(98,385)
Issue of ESOP unlisted options at $0.50 (2019-02-11)		5,000,000	975,000
Lapse of unlisted options at $0.57 (2019-02-24)		(1,000,000)	(185,601)
Lapse of unlisted options at $1.892 (2019-02-28)		(15,380)	(1,173)
Lapse of unlisted options at $0.30 (2019-05-28)		(140,056)	(13,390)
Reclassify exercised options from reserves to share capital		-	(100)
Reclassify lapsed options from reserves to accumulated losses		-	(13,086)
Issue of representative warrants (2019-05-23)		800,000	110,400
Balance at 30 June 2019[1]		79,463,744	4,281,790

Re-valuation of options issued in prior period (2019-11-06)	7(b)(iii)	-	(607,000)
Issue of representative warrants (2019-07-16)		542,600	55,454
Lapse of unexercised options at $0.50 (2019-11-27)		(7,625,532)	(2,086,920)
Lapse of unexercised options at $0.55 (2019-11-30)		(25,289,894)	-
Lapse of unexercised options at $0.50 (2020-06-30)		(2,000,000)	(164,400)
Exercise of NASDAQ Warrants at USD10 per 40 options (2020-06-23)		(218,800)	(72)
Exercise of representative warrants (2020-06-15, 2020-06-22)		(2,065,000)	(540,062)
Balance at 30 June 2020		42,807,118	938,790

1.	The company restated the 2019 audited financial statements to reflect the correction of an immaterial error. See Note 20(a)(iv) for additional information.

(iii) Revaluation of options issued in prior period

Options granted to Dr Gary Jacob on 11 February 2019 and valued at $975,000 in the 30 June 2019 financials were subject to shareholder approval. In line with IFRS 2, these were re-valued at grant date 6 November 2019 after being approved by shareholders with a value of $368,000.

(iv) Share-based payment expenses

Due to the ongoing crisis of COVID-19, the groups directors decided to forgo cash payments of their salary and instead receive shares of that value. At 30 June 2020 no shares have been issued to directors however the expense of the shares owed to them is $73,088.

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Notes to the financial statements

30 June 2020

(continued)

8 Cash flow information

(a) Reconciliation of profit/(loss) after income tax to net cash inflow from operating activities

		2020	2019
	Notes	$	$

Loss for the period
Adjustments for		(2,927,206)	(4,656,421)
Depreciation	3(c)	44,056	5,287
Distribution costs	7(a)(i)	70,000	70,000
Expected credit losses	10(b)	(3,991)	34,046
Finance costs		21,631	-
Finance income		-	(39)
Leave provision expense		19,717	4,580
Share-based payments	16(b)	(533,912)	1,343,500
Unrealised net foreign currency (gains)/losses		(18,883)	(62,015)
Change in operating assets and liabilities:
Movement in trade and other receivables		641,236	680,337
Movement in inventories		(113,635)	263,365
Movement in other operating assets		16,096	92,510
Movement in trade and other payables		(362,437)	426,271
Net cash inflow (outflow) from operating activities		(3,147,328)	(1,798,579)

(b) Non-cash investing and financing activities

Non-cash investing and financing activities disclosed in other notes are:

●	settlement of services rendered through the issue of shares - note 7(a)(i)

●	options issued for no cash consideration - note 16.

9 Critical estimates, judgements and errors

The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgement in applying the group’s accounting policies.

This note provides an overview of the areas that involved a higher degree of judgement or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong. Detailed information about each of these estimates and judgements is included in other notes together with information about the basis of calculation for each affected line item in the financial statements.

(a) Significant estimates and judgements

The areas involving significant estimates or judgements are:

●	Estimation of R&D tax incentive income accrual - note 3(a)(i)

●	Estimation of inventory impairment - note 6(b)(i)

●	Estimation of inventory split - note 6(b)(ii)

●	Estimation of employee benefit obligations - notes 6(c)(i), 20(q)(i) and 20(q)(ii)

●	Estimation of share-based payments - notes 16(a)(i) and 20(q)(iii)

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Notes to the financial statements

30 June 2020

(continued)

9 Critical estimates, judgements and errors (continued)

(a) Significant estimates and judgements (continued)

Estimates and judgements are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

(i) Going concern

The group is in a position to meet future commitments in the current business cycle and pay its debts as and when they fall due. Furthermore, the group is able to progress its research and development programs for at least the next 12 months.The annual report has been prepared on a going concern basis. Accordingly, the annual report does not include adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the group not continue as a going concern.

On 24 July 2020, the company completed a capital raising comprising 1,066,668 American Depositary Shares (ADS) at US$18.75 per security. The gross proceeds to the company were US$20m. Direct costs of equity raising amounted to US$1.6m and additional discretionary amounts to KMP of AU$1.6m have been accounted for as an expense in the period after year end.

(ii) COVID-19

Judgement has been exercised in considering the impacts that the Coronavirus (COVID-19) pandemic has had, or may have, on the group based on known information. This consideration extends to the nature of the products and services offered, customers, supply chain, staffing and geographic regions in which the group operates.Sales of Travelan have significantly dropped from March 2020 and as at reporting date it is unknown the prolonged effect that COVID-19 will continue to have on sales.

10 Financial risk management

This note explains the group's exposure to financial risks and how these risks could affect the group’s future financial performance.

The group’s risk management is predominantly controlled by the board. The board monitors the group's financial risk management policies and exposures and approves substantial financial transactions. It also reviews the effectiveness of internal controls relating to market risk, credit risk and liquidity risk.

(a) Market risk

(i) Foreign exchange risk

The group undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.

Foreign exchange rate risk arises from financial assets and financial liabilities denominated in a currency that is not the group's functional currency. Exposure to foreign currency risk may result in the fair value of future cash flows of a financial instrument fluctuating due to the movement in foreign exchange rates of currencies in which the group holds financial instruments which are other than the Australian dollar (AUD) functional currency of the group including United States dollar (USD), Canadian dollar (CAD) and Israeli Shekel (ILS). This risk is measured using sensitivity analysis and cash flow forecasting. The cost of hedging at this time outweighs any benefits that may be obtained.

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Notes to the financial statements

30 June 2020

(continued)

10 Financial risk management (continued)

(a) Market risk (continued)

Exposure

The group's exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars, was as follows:

	2020			2019
	USD	CAD	ILS	USD	CAD	ILS
	$	$	$	$	$	$
Cash and cash equivalents	2,954,589	107,605	-	4,852,834	22,801	-
Trade receivables	45,591	-	-	157,451	-	-
Trade payables	29,946	1,923	41,771	245,284	-	13,657
Total exposure	3,030,126	109,528	41,771	5,255,569	22,801	13,657

Sensitivity

As shown in the table above, the group is primarily exposed to changes in USD/AUD exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from USD denominated financial instruments. The impact on other components of equity arises from the translation of foreign subsidiary financial statements into AUD.

The group has conducted a sensitivity analysis of its exposure to foreign currency risk. The group is currently materially exposed to the United States dollar (USD). The sensitivity analysis is conducted on a currency-by-currency basis using the sensitivity analysis variable, which is based on the average annual movement in exchange rates over the past five years at year-end spot rates. The variable for each currency the group is materially exposed to is listed below:

●	USD: 3.3% (2019: 6.9%)

	Impact on loss for the period		Impact on other components of equity
	2020	2019	2020	2019
	$	$	$	$

USD/AUD exchange rate - change by 3.3% (2019: 6.9%)	99,994	362,634	4,035	1,334

* Holding all other variables constant

Profit is more sensitive to movements in the AUD/USD exchange rates in 2020 than 2019 because of the increased amount of USD denominated cash and cash equivalents and the increased variability of the AUD/USD exchange rate. Equity is less sensitive to movements in the AUD/USD exchange rates in 2020 than 2019 because of the decreased size of the foreign currency translation reserve for the subsidiary with USD functional currency. The group's exposure to other foreign exchange movements is not material.

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Notes to the financial statements

30 June 2020

(continued)

10 Financial risk management (continued)

(b) Credit risk

Exposure to credit risk relating to financial assets arises from the potential non-performance by counterparties of contract obligations that could lead to a financial loss to the group.

(i) Risk management

Credit risk is managed through the maintenance of procedures (such as the utilisation of systems for the approval, granting and renewal of credit limits, regular monitoring of exposures against such limits and monitoring the financial stability of significant customers and counterparties), ensuring to the extent possible that customers and counterparties to transactions are of sound credit worthiness. Such monitoring is used in assessing receivables for impairment. Credit terms are normally 30 days from the invoice date.

Risk is also minimised through investing surplus funds in financial institutions that maintain a high credit rating.

(ii) Security

For some trade receivables the group may obtain security in the form of guarantees, deeds of undertaking or letters of credit which can be called upon if the counterparty is in default under the terms of the agreement.

(iii) Impairment of financial assets

The group has one type of financial asset subject to the expected credit loss model:

●	trade receivables for sales of inventory

While cash and cash equivalents are also subject to the impairment requirements of AASB 9, the identified impairment loss was immaterial.

Trade receivables

The group applies the AASB 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables.

To measure the expected credit losses, trade receivables assets have been grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of sales over a period of 60 months before 30 June 2020 and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

On that basis, the loss allowance as at 30 June 2020 was determined as follows for trade receivables:

	Days past due
30 June 2020	Current	1-30	31-60	61-90	91-120	121+	Total
	$	$	$	$	$	$	$
Expected credit loss rate	0.60%	8.06%	0.00%	23.35%	38.30%	100.00%
Gross carrying amount	2,820	1,055	-	14,476	7,447	23,721	49,519
Loss allowance	17	85	-	3,380	2,852	23,721	30,055

Trade receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments for a period of greater than 121 days past due.

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Notes to the financial statements

30 June 2020

(continued)

10	Financial risk management (continued)

(b)	Credit risk (continued)

Impairment losses on trade receivables are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

(c)	Liquidity risk

Liquidity risk arises from the possibility that the group might encounter difficulty in settling its debts or otherwise meeting its obligations related to financial liabilities. The group manages this risk through the following mechanisms:

●	preparing forward looking cash flow analyses in relation to its operating, investing and financing activities;

●	obtaining funding from a variety of sources;

●	maintaining a reputable credit profile;

●	managing credit risk related to financial assets;

●	investing cash and cash equivalents and deposits at call with major financial institutions; and

●	comparing the maturity profile of financial liabilities with the realisation profile of financial assets.

(i)	Maturities of financial liabilities

The tables below analyse the group's financial liabilities into relevant maturity groupings based on their contractual maturities. The amounts disclosed in the table are the contractual undiscounted cash flows.

Contractual maturities of financial liabilities	Less than 6 months	6-12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount (assets)/ liabilities
At 30 June 2020	$	$	$	$	$	$	$

Trade and other payables	173,663	-	-	-	-	173,663	173,663
Lease liabilities	20,890	21,286	21,286	-	-	63,462	63,462
Total	194,553	21,286	21,286	-	-	237,125	237,125

At 30 June 2019

Trade and other payables	881,185	-	-	-	-	881,185	881,185
Total	881,185	-	-	-	-	881,185	881,185

11	Capital management

(a)	Risk management

The group's objectives when managing capital are to

●	safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and

●	maintain an optimal capital structure to reduce the cost of capital.

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Notes to the financial statements

30 June 2020

(continued)

11	Capital management (continued)

(a)	Risk management (continued)

In order to maintain or adjust the capital structure, the group may issue new shares or reduce its capital, subject to the provisions of the group's constitution. The capital structure of the group consists of equity attributed to equity holders of the group, comprising contributed equity, reserves and accumulated losses. By monitoring undiscounted cash flow forecasts and actual cash flows provided to the board by the group's management, the board monitors the need to raise additional equity from the equity markets.

(b)	Dividends

No dividends were declared or paid to members for the year ended 30 June 2020 (2019: nil). The group’s franking account balance was nil at 30 June 2020 (2019: nil).

12	Interests in other entities

(a)	Material subsidiaries

The group’s principal subsidiaries at 30 June 2020 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the group, and the proportion of ownership interests held equals the voting rights held by the group. The country of incorporation or registration is also their principal place of business.

	Place of business/ country of incorporation	Ownership interest held by the group
Name of entity		2020%	2019%
Immuron Inc.	United States	100	100
Immuron Canada Limited	Canada	100	100
Anadis EPS Pty Ltd	Australia	100	100

Anadis EPS Pty Ltd was formed for the sole purpose to act as trustee for the lmmuron Limited Executive Officer Share Plan Trust. Consolidated accounts have not been prepared as the net assets and trading activity of Anadis ESP Pty Ltd are not material.

13	Contingent liabilities

The group had no contingent liabilities at 30 June 2020 (2019: nil).

14	Events occurring after the reporting period

On 24 July 2020, the company completed a capital raising comprising 1,066,668 American Depositary Shares (ADS) at US$18.75 per security. The gross proceeds to the company were US$20m. Direct costs of equity raising amounted to US$1.6m and additional discretionary amounts to KMP of AU$1.6m have been accounted for as an expense in the period after year end.

No other matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial years.

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Notes to the financial statements

30 June 2020

(continued)

15	Related party transactions

(a)	Subsidiaries

Interests in subsidiaries are set out in note 12(a).

(b)	Key management personnel compensation

	2020 $	2019 $
Short-term employee benefits	867,054	952,406
Post-employment benefits	29,213	32,300
Long-term benefits	3,610	3,652
Share-based payments	73,088	1,296,400
	972,965	2,284,758

[1]	Revaluation of options issued in prior period

Options granted to Dr Gary Jacob on 11 February 2019 and valued at $975,000 in the 30 June 2019 financials were subject to shareholder approval. In line with IFRIS 2, these were re-valued at grant date 6 November 2019 after being approved by shareholders with a value of $368,000. This revaluation is not included in the above table.

Detailed remuneration disclosures are provided in the remuneration report on pages 18 to 27.

(c)	Transactions with other related parties

The following transactions occurred with related parties:

	2020 $	2019 $
Sales and purchases of goods and services[1]
Purchases of various goods and services from entities controlled by key management personnel (i)	142,347	147,636

1.	The company restated the 2019 audited financial statements to reflect the correction of an immaterial error. See Note 20(a)(iv) for additional information.

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Notes to the financial statements

30 June 2020

(continued)

15	Related party transactions (continued)

(c)	Transactions with other related parties (continued)

(i)	Purchases from entities controlled by key management personnel

The group acquired the following goods and services from entities that are controlled by members of the group's key management personnel:

●	rental of an office suite, and

●	warehousing, distribution and invoicing services.

For detailed disclosures please refer to the remuneration report on page 26.

16	Share-based payments

(a)	Executive share and option plan

The establishment of the 'executive share and option plan' (ESOP) was approved by shareholders at the 2017 annual general meeting. The plan is designed to provide long-term incentives for executives (including directors) to deliver long-term shareholder returns. Participation in the plan is at the board's discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

Options issued to Dr Gary Jacob expire upon his resignation without good reason or termination. All other options issued expire upon departure from the company if they are determined to be a 'bad leaver'.

Set out below are summaries of all listed and unlisted options, including those issued under ESOP:

	2020 Average exercise price per share option	Number of options	2019 Average exercise price per share option	Number of options
As at 1 July	$0.46	79,463,744	$0.45	72,569,180
Granted during the year	$0.18	542,600	$0.47	9,100,000
Exercised during the year	$0.18	(424,840)	-	-
Forfeited/lapsed during the year	$0.52	(36,774,386)	$0.53	(2,205,436)
As at 30 June	$0.40	42,807,118	$0.46	79,463,744
Vested and exercisable at 30 June	$0.40	42,807,118	$0.46	79,463,744

The company restated the 2019 audited financial statements to reflect the correction of an immaterial error. See Note 20(a)(iv) for additional information.

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Notes to the financial statements

30 June 2020

(continued)

16	Share-based payments (continued)

(a)	Executive share and option plan (continued)

Share options outstanding at the end of the year have the following expiry date and exercise prices:

	Expiry	Exercise
Grant date	date	price	Share options	Share options
		($)	30 June 2020	30 June 2019
2012-06-29	2021-11-30	1.944	14,493	14,493
2012-06-29	2022-01-17	1.876	29,668	29,668
2014-05-27	2019-11-27	0.500	-	7,625,532
2016-12-02 (IMCOB)	2019-11-30	0.550	-	25,289,894
2017-06-13 (warrants)	2022-06-13	USD 0.25	27,541,200	27,760,000
2018-03-15	2023-03-15	0.468	7,897,647	7,897,647
2018-03-15	2023-03-15	0.585	526,510	526,510
2018-07-13	2021-07-01	0.500	1,300,000	1,300,000
2018-11-26	2020-06-30	0.500	-	2,000,000
2019-11-06	2024-02-10	0.500	5,000,000	5,000,000
2017-06-09 (warrants)	2022-06-08	USD 0.3125	198,240	1,220,000
2019-05-23 (warrants)	2024-05-23	USD 0.125	181,600	800,000
2019-07-16 (warrants)	2024-07-16	USD 0.125	117,760	-
Total			42,807,118	79,463,744

Weighted average remaining contractual life of options outstanding at end of period			2.28	1.04

The company restated the 2019 audited financial statements to reflect the correction of an immaterial error. See Note 20(a)(iv) for additional information.

(i)	Fair value of options granted

The assessed fair value of options at grant date was determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the option, security price at grant date and expected price volatility of the underlying security, the expected dividend yield, the risk-free interest rate for the term of the security and certain probability assumptions.

The model inputs for options granted under ESOP during the year ended 30 June 2020 included:

Grant date	Expiry date	Exercise price ($)	No. of options	Share price of grant date ($)	Expected volatility	Dividend yield	Risk free interest rate	Fair value at grant date per option ($)

2019-11-06	2024-02-10	0.50	5,000,000	0.15	98	0.00%	0.88	0.0736
			5,000,000

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Notes to the financial statements

30 June 2020

(continued)

16	Share-based payments (continued)

(b)	Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period were as follows:

	2020 $	2019 $
Options issued under ESOP	(533,912)	1,343,500

(i)	Revaluation of options issued in prior period

Options granted to Dr Gary Jacob on 11 February 2019 and valued at $975,000 in the 30 June 2019 financials were subject to shareholder approval. In line with IFRS 2, these were re-valued at grant date 6 November 2019 after being approved by shareholders with a value of $368,000.

17	Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

(a)	Grant Thornton Audit Pty Ltd

(i)	Audit and other assurance services

	2020 $	2019 $
Audit and review of financial statements	132,000	131,648
Other assurance services	28,918	76,186
Total remuneration for audit and other assurance services	160,918	207,834
Total auditor's remuneration	160,918	207,834

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Notes to the financial statements

30 June 2020

(continued)

18	Loss per share

(a)	Reconciliation of loss used in calculating loss per share

	2020 $	2019 $
Basic and diluted loss per share
Loss attributable to the ordinary equity holders of the company used in calculating loss per share:
From continuing operations	2,927,206	4,656,421

(b)	Weighted average number of shares used as the denominator

	2020 Number	2019 Number

Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	176,393,354	144,740,535

On the basis of the group's losses, the outstanding options as at 30 June 2020 are considered to be anti-dilutive and therefore were excluded from the diluted weighted average number of ordinary shares calculation.

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Notes to the financial statements

30 June 2020

(continued)

19	Parent entity financial information

(a)	Summary financial information

The individual financial statements for the parent entity show the following aggregate amounts:

	2020	2019
	$	$
Balance sheet
Current assets	4,225,592	4,017,418
Non-current assets	1,794,375	1,880,423
Total assets	6,019,967	5,897,841
Current liabilities	512,253	1,134,608
Non-current liabilities	41,839	14,980
Total liabilities	554,092	1,149,588

Shareholders' equity
Share capital Reserves	62,426,991	60,289,875
Share-based payments	1,011,878	4,281,790
Accumulated losses	(57,972,994)	(59,444,877)
	5,465,875	5,126,788
Loss for the period	399,426	7,031,763
Total comprehensive loss	399,426	7,031,763

(b)	Guarantees entered into by the parent entity

The parent entity has not entered into any guarantees in relation to debts of its subsidiaries in the year ended 30 June 2020 (2019: nil).

(c)	Contingent liabilities of the parent entity

The parent entity did not have any contingent liabilities as at 30 June 2020 or 30 June 2019.

(d)	Contractual commitments for the acquisition of property, plant or equipment

The parent entity has not entered into any contractual commitments for the acquisition of property, plant or equipment in the year ended 30 June 2020 (2019: nil).

(e)	Determining the parent entity financial information

The financial information for the parent entity has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i)	Investments in subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of Immuron Limited.

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Notes to the financial statements

30 June 2020

(continued)

Contents of the summary of significant accounting policies

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Notes to the financial statements

30 June 2020

(continued)

20	Summary of significant accounting policies

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not already been disclosed in the other notes above. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the group consisting of Immuron Limited and its subsidiaries.

(a)	Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board and the Corporations Act 2001. Immuron Limited is a for-profit entity for the purpose of preparing the financial statements.

(i)	Compliance with IFRS

The consolidated financial statements of the Immuron Limited group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(ii)	Historical cost convention

The financial statements have been prepared on a historical cost basis.

(iii)	New and amended standards adopted by the group

A number of new or amended standards became applicable for the current reporting period and the group had to change its accounting policies and make retrospective adjustments as a result of adopting AASB 16 Leases.

The impact of the adoption of leasing standard and the new accounting policies are disclosed in note 21 below. The other standards did not have any impact on the group's accounting policies and did not require retrospective adjustments.

(iv)	Restatement of immaterial error

During the year ended June 2020 the following immaterial error corrections were identified.

Representative warrants

Immuron Limited raised capital in June 2017 and May 2019, representative warrants were included as part of these public offerings. These were not identified and accounted for at the time of these capital raisings.

Management has undertaken an assessment of the impact of this and concluded this to be an immaterial error. This has been corrected in the current year by restating prior period financial statements presented and the related notes included herein to include the representative warrants.

Reserves as of 30 June 2017 has been revised to increase by $489,586 for the June 2017 representative warrants (1,220,000 options) with a corresponding decrease in share capital of the same amount. The impact of the 2017 revision has been also reflected in the 30 June 2018 and 30 June 2019 years presented.

Reserves as of 30 June 2019 has been revised to increase by $110,400 for the May 2019 representative warrants (800,000 options) with a corresponding decrease in share capital of the same amount.

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Notes to the financial statements

30 June 2020

(continued)

20	Summary of significant accounting policies (continued)

(a)	Basis of preparation (continued)

Fair value of equity instruments

Shares issued to Grandlodge Pty Ltd for services. Commencing 1 June 2013, Immuron Limited contracted Grandlodge on normal commercial terms and conditions to provide warehousing, distribution, and invoicing services for Immuron’s products for $70,000 per annum. The terms of the agreement was to have fees will be payable in new fully paid ordinary shares in Immuron Limited as a set price of $0.16 per share.

The fair value of the equity instrument has been identified as not having been previously assessed and accounted for in accordance with IFRS 2 Share Based Payments. Management has undertaken an assessment of the impact of this and concluded this to be an immaterial error. This has been corrected in the current year by restating the prior period financial statements presented and the related notes included herein to present the fair value of equity instruments issued. The immaterial error to record the fair value of the equity instruments issued for the years 30 June 2014 to 30 June 2018 resulted in an increase of $354,857 in share capital and a corresponding increase in accumulated losses. The impact of the 2014-2018 revision has been also reflected in the 30 June 2018 and 30 June 2019 years presented. General and administrative expenses has been revised to increase by $23,678 for the fair value of the equity instruments issued in 2019 with a corresponding increase in share capital for the same amount.

The below table summarises the aggregate impact of the two immaterial errors on the 30 June 2019 financial statements presented.

Aggregate impact of the two immaterial errors

	30 June 2019
	As reported	Change	As restated
	$	$	$
Consolidated balance sheet
Share capital	60,511,326	(221,451)	60,289,875
Other reserves	3,700,333	599,986	4,300,319
Accumulated losses	(56,860,523)	(378,535)	(57,239,058)
Total equity	7,351,136	-	7,351,136

Consolidated statement of profit or loss
General and administrative expenses	(5,014,128)	(23,678)	(5,037,806)
Loss for the period	(4,632,743)	(23,678)	(4,656,421)

(b)	Principles of consolidation

(i)	Subsidiaries

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the group.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

(c)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. This has been identified as the executive management team consisting of the CEO and COO.

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Notes to the financial statements

30 June 2020

(continued)

20	Summary of significant accounting policies (continued)

(d)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollar ($), which is Immuron Limited's functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognised in profit or loss.

Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the consolidated statement of profit or loss on a net basis within other gains/(losses).

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as at fair value through other comprehensive income are recognised in other comprehensive income.

(iii)	Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each consolidated balance sheet presented are translated at the closing rate at the date of that consolidated balance sheet

●	income and expenses for each consolidated statement of profit or loss and consolidated statement of profit or loss and other comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(e)	Revenue recognition

The accounting policies for the group’s revenue from contracts with customers are explained in note 2.

(f)	Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions. Note 3 provides further information on how the group accounts for government grants.

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Notes to the financial statements

30 June 2020

(continued)

20	Summary of significant accounting policies (continued)

(g)	Income tax

The income tax expense or credit for the period is the tax payable on the current period's taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

(h)	Leases

The accounting policies for the group's leases are explained in note 6(d)(iii).

(i)	Impairment of assets

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(j)	Cash and cash equivalents

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the consolidated balance sheet.

(k)	Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less loss allowance. See note 5(b) for further information about the group’s accounting for trade receivables and note 10(b) for a description of the group's impairment policies.

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Notes to the financial statements

30 June 2020

(continued)

20	Summary of significant accounting policies (continued)

(l)	Inventories

(i)	Raw materials and stores, work in progress and finished goods

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on the basis of weighted average costs. Costs of purchased inventory are determined after deducting rebates and discounts. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(m)	Investments and other financial assets

(i)	Classification

The group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through OCI or through profit or loss), and

●	those to be measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

(ii)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on trade-date, the date on which the group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

(iii)	Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

(iv)	Impairment

The group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortised cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables, see note 10(b) for further details.

(v)	Income recognition Interest income

Interest income is recognised using the effective interest method. When a receivable is impaired, the group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

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Immuron Limited

Notes to the financial statements

30 June 2020

(continued)

20	Summary of significant accounting policies (continued)

(n)	Property, plant and equipment

Property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

●	Plant and equipment	2 - 5 years

●	Furniture, fittings and equipment	3 - 15 years

●	Right-of-use assets	3 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 20(i)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss.

(o)	Intangible assets

(i)	Research and development

Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognised in the consolidated statement of profit or loss and other comprehensive income as an expense when it is incurred.

Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products or services before the start of commercial production or use, is capitalised if it is probable that the product or service is technically and commercially feasible, will generate probable economic benefits, adequate resources are available to complete development and cost can be measured reliably. Other development expenditure is recognised in the consolidated statement of profit or loss and other comprehensive income as an expense as incurred.

(p)	Trade and other payables

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

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Immuron Limited

Notes to the financial statements

30 June 2020

(continued)

20	Summary of significant accounting policies (continued)

(q)	Employee benefits

(i)	Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet.

(ii)	Other long-term employee benefit obligations

In some countries, the group also has liabilities for long service leave and annual leave that are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. These obligations are therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of high-quality corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognised in profit or loss.

The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(iii)	Share-based payments

Share-based compensation benefits are provided to employees via the 'executive share and option plan' (ESOP). Information relating to these schemes is set out in note 16.

Employee options

The fair value of options granted under the ESOP is recognised as a share-based payment expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted:

-	including any market performance conditions (e.g. the company’s share price)

-	excluding the impact of any service and non-market performance vesting conditions (e.g. profitability, sales growth targets and remaining an employee of the company over a specified time period), and

-	including the impact of any non-vesting conditions (e.g. the requirement for employees to save or holdings shares for a specific period of time).

The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognises the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

(r)	Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(s)	Loss per share

(i)	Basic loss per share

Basic loss per share is calculated by dividing:

●	the loss attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares

●	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

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Immuron Limited

Notes to the financial statements

30 June 2020

(continued)

20	Summary of significant accounting policies (continued)

(s)	Loss per share (continued)

(ii)	Diluted loss per share

Diluted loss per share adjusts the figures used in the determination of basic loss per share to take into account:

●	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

●	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(t)	Rounding of amounts

The company is of a kind referred to in ASIC Legislative Instrument 2016/191, relating to the 'rounding off' of amounts in the financial statements. Amounts in the financial statements have been rounded off in accordance with the instrument to the nearest dollar.

(u)	Goods and services tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the consolidated balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

21	Changes in accounting policies

The group has adopted IFRS 16 retrospectively from 1 July 2019, but has not restated comparatives for the 2019 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognised in the opening balance sheet on 1 July 2019.

Other than the two below accounting pronouncements which have become effective from 1 July 2019 and have been adopted there are no other accounting pronouncements that have a significant impact on the group’s financial results or position.

(a)	Adjustments recognised on adoption of IFRS 16 Leases

On adoption of IFRS 16, the group recognised lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IFRS 117 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 July 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on 1 July 2019 was 5.37%.

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Immuron Limited

Notes to the financial statements

30 June 2020

(continued)

21	Changes in accounting policies (continued)

(a)	Adjustments recognised on adoption of IFRS 16 Leases (continued)

30 June 2020

Operating lease commitments disclosed as at 30 June 2019	$104,851
Discounted using the lessee's incremental borrowing rate of at the date of initial application	$98,302

Lease liability recognised as at 1 July 2019	$98,302

Of which are:
Current lease liabilities	$37,197
Non-current lease liabilities	$61,105

The associated right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognised in the balance sheet as at 1 July 2019. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

(i)	Amounts recognised in the balance sheet

	Consolidated entity
	1 July 2019	30 June 2019
Right-of-use assets*
Properties	$96,824	-

*	Included in the line item ‘property, plant and equipment’ in the consolidated balance sheet.

The change in accounting policy has resulted in the net impact on retained earnings on 1 July 2019 by a decrease of

$1,479.

In applying IFRS 16 for the first time, the group has used the following practical expedients permitted by the standard:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics

●	reliance on previous assessments on whether leases are onerous

●	the accounting for operating leases with a remaining lease term of less than 12 months as at 1 July 2019 as short-term leases

●	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and

●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the group relied on its assessment made applying IFRS 117 and Interpretation 4 Determining whether an Arrangement contains a Lease.

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Immuron Limited

Notes to the financial statements

30 June 2020

(continued)

21	Changes in accounting policies (continued)

(b)	AASB Interpretation 23 Uncertainty over Income Tax Treatments

Interpretation 23 requires the assessment of whether the effect of uncertainty over income tax treatments should be included in the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates. The Interpretation outlines the requirements to determine whether an entity considers uncertain tax treatments separately, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and how an entity considers changes in facts and circumstances.

The group has adopted Interpretation 23 from 1 July 2019, based on an assessment of whether it is ‘probable’ that a taxation authority will accept an uncertain tax treatment. This assessment takes into account that for certain jurisdictions in which the group operates, a local tax authority may seek to open a group’s books as far back as inception of the group. Where it is probable, the group has determined tax balances consistently with the tax treatment used or planned to be used in its income tax filings. Where the group has determined that it is not probable that the taxation authority will accept an uncertain tax treatment, the most likely amount or the expected value has been used in determining taxable balances (depending on which method is expected to better predict the resolution of the uncertainty). There has been no impact from the adoption of Interpretation 23 in this reporting period.

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Immuron Limited

Directors' declaration

30 June 2020

In the directors' opinion:

(a)	the financial statements and notes set out on pages 33 to 79 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity's financial position as at 30 June 2020 and of its performance for the financial year ended on that date, and

(b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Note 20(a) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of directors.

Dr Roger Aston

Independent Non-Executive Chairman

Melbourne

25 September 2020

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Independent auditor's report to the members

immuron

Immuron Limited	81

Collins Square, Tower 5
727 Collins Street
Melbourne VIC 3008

Correspondence to:
GPO Box 4736
Melbourne VIC 3001

T +61 3 8320 2222
F +61 3 9320 2200
E info.vic@au.gt.com
W www.grantthornton.com.au

Independent Auditor’s Report

To the Members of Immuron Limited

Report on the audit of the financial report

Opinion

We have audited the financial report of Immuron Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 30 June 2020, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies, and the Directors’ declaration.

In our opinion, the accompanying financial report of the Group is in accordance with the Corporations Act 2001, including:

a	giving a true and fair view of the Group’s financial position as at 30 June 2020 and of its performance for the year ended on that date; and

b	complying with Australian Accounting Standards and the Corporations Regulations 2001.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

On 31st August 2020, the Company released its Appendix 4E and 2020 financial statements. The amended report provides additional details within the remuneration report. The financial report of Immuron Limited for the year ended 30 June 2020, previously included an unmodified opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Grant Thornton Audit Pty Ltd ACN 130 913 594 a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation. www.grantthornton.com.au

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Key audit matter	How our audit addressed the key audit matter

Research and development tax rebate accrual – refer to Note 3a, 5b & 20f

Under the Research and Development (R&D) Tax Incentive scheme, the Group receives a 43.5% refundable tax offset of eligible expenditure if its turnover is less than $20 million per annum, provided it is not controlled by income tax exempt entities. An R&D plan is filed with AusIndustry in the following financial year, and based on this filing, the Group receives the incentive in cash. Management performed a detailed review of the Group’s total research and development expenditure to determine the potential claim under the R&D tax incentive legislation.

This area is a key audit matter due to the degree of judgement and interpretation of the R&D tax legislation required by management to assess the eligibility of the R&D expenditure under the scheme.

Our procedures included, amongst others:

●     Obtained and reviewed management’s FY20 R&D calculations and assessing the reasonableness of assumptions utilised in the calculation;

●     Compared the estimates made in previous years to the amount of cash received after lodgement of the R&D tax claim;

●     Compared the nature of the R&D expenditure included in the current year estimate to the prior year estimate;

●     Considered the nature of the expenses against the eligibility criteria of the R&D tax incentive scheme to form a view about whether the expenses included in the estimate were likely to meet the eligibility criteria;

●     Compared the eligible expenditure used to calculate the estimate against the expenditure recorded in the general ledger;

●     Agreed a sample of individual expenditure items included in the estimate to underlying supporting documentation to ensure that they have been appropriately recognised in the accounting records and that they are eligible expenditures;

●     Inspected copies of relevant correspondence with AusIndustry and the ATO related to the claims;

●     Engaged with our R&D specialist to review the reasonableness of the calculation; and

●     Assessed the adequacy of financial statement disclosures.

Valuation of Inventory – refer to Note 6b & 20l

At 30 June 2020, the Group held inventories of $2,520,039 on the consolidated statement of financial position, as disclosed in Note 6, which relates to finished products, work in progress and raw materials.

The audit of the valuation of inventories is a key audit matter because of the significance of the inventories balance at 30 June 2019 as well the judgement required in determining whether it is recorded at the lower of cost and net realisable value. The valuation of the inventories is assessed considering forecast inventory usage and sales and expiry dates of products.

Our procedures included, amongst others:

●     Obtained management’s weighted average cost calculation and checking the accuracy of calculations;

●     Tested a sample of inventory items to assess the build-up of costs;

●     Reviewed management’s methodology and assumptions in quantifying stock obsolescence while considering expiry dates, as well as future sales levels;

●     Obtained the report prepared by management’s expert to support the useful life of stock;

●     Assessed the qualification and independence of management’s expert and validating assumptions utilised within the report for reasonableness;

●     Tested a sample of product sales to assess whether the margin achieved was sufficient to support the recoverable amount of the inventory on hand; and

●     Assessed the adequacy of financial statement disclosures and accuracy of financial statement classification.

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Information other than the financial report and auditor’s report thereon

The Directors are responsible for the other information. The other information comprises the information included in the Group’s annual report for the year ended 30 June 2020, but does not include the financial report and our auditor’s report thereon.

Our opinion on the financial report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Directors for the financial report

The Directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the Directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the Directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: https://www.auasb.gov.au/auditors_responsibilites/ar1_2020.pdf. This description forms part of our auditor’s report.

Report on the remuneration report

Opinion on the remuneration report

We have audited the Remuneration Report included in pages 18 to 27 of the Directors’ report for the year ended 30 June 2020.

In our opinion, the Remuneration Report of Immuron Limited, for the year ended 30 June 2020 complies with section 300A of the Corporations Act 2001.

Responsibilities

The Directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Grant Thornton Audit Pty Ltd Chartered Accountants

M A Cunningham

Partner – Audit & Assurance

Melbourne, 25 September 2020

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The shareholder information set out below was applicable as at 1 September 2020.

A.	Distribution of equity securities

Analysis of numbers of equity security holders by size of holding:

	Class of equity security Ordinary shares
Holding	No. of holders (shares)	Shares	No. of holders (options)	Options
1 - 1000	456	224,210	-	-
1,001 - 5,000	1,196	3,444,400	6	15,833
5,001 - 10,000	517	4,120,123	1	8,000
10,001 - 100,000	936	31,096,185	16	788,581
100,001 and over	195	185,215,088	7	38,837,064
	3,300	224,100,006	30	39,649,478

There were 692 holders of less than a marketable parcel of ordinary shares.

B.	Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest holders of quoted equity securities are listed below:

	Ordinary shares
Name	Percentage of Number held issued shares
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	104,631,009	46.57
GRANDLODGE PTY LTD and its related holdings	11,778,269	5.26
AUTHENTICS AUSTRALIA PTY LTD <AUTHENTICS AUSTRALIA A/C>	7,500,000	3.35
DR RUSSELL KAY HANCOCK	3,000,000	1.34
MR STEPHEN ANASTASIOU & MRS ANDRIA ANASTASIOU <ANASTASIOU FAMILY S/F A/C>	2,494,746	1.11
INSYNC INVESTMENTS PTY LTD <WEEKLEY SUPER FUND NO 1 A/C>	2,000,000	0.89
CITICORP NOMINEES PTY LIMITED	1,719,277	0.77
MR ANTHONY FREDERICK WALLACE HYETT	1,350,000	0.60
ANNE PATTISON PTY LTD <AEP NO 3 A/C>	1,345,000	0.60
MR WILLIAM DAVID FRANK BIRD	1,300,000	0.58
INVERAREY PTY LTD <THE KILCHURN A/C>	1,050,000	0.47
TEXAS WOODS PTY LTD <THE PLUSH FAMILY A/C>	978,393	0.44
MR NICK KAROPOULOS	950,000	0.42
HADASIT MEDICAL RESEARCH SERVICES & DEVELOPMENT LTD	887,462	0.40
PEPPERTREE CUSTODIAN SERVICES PTY LTD <MULCAHY SUPERANNUATION A/C>	860,634	0.38
SOUTH BAY NOMINEES PTY LTD <C & P HONG FAMILY A/C>	850,000	0.38
MR DAVID ANTHONY PLUSH & MRS ANN LOUISE PLUSH <PLUSH SUPER FUND A/C>	834,075	0.37
MRS ROCHELLE JANE PATTISON & MS KATHERINE MARGARET FORREST <SYLVAN S/F A/C>	800,000	0.36
ADVANCE PUBLICITY PTY LTD <THE IZMAR FAMILY A/C>	750,000	0.33

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B.	Equity security holders (continued)

	Ordinary shares
Name	Percentage of Number held issued shares

GRAVCON PTY LTD	700,000	0.31
Unquoted equity securities	145,778,865	64.93

	Number on issue	Number of holders
IMCRM1 unlisted options, exercisable at $1.944, expiring 2021-11-30	14,493	1
IMCRM2 unlisted options, exercisable at $1.876, expiring 2022-01-17	29,668	1
IMCAI unlisted options, exercisable at US$10 per 40 options, expiring 2022-06-13	24,493,200	1
IMCAI unlisted options, exercisable at US$12.5 per 40 options, expiring 2022-06-08	198,240	4
IMCAI unlisted options, exercisable at US$5 per 40 options, expiring 2024-05-23	173,600	4
IMCAI unlisted options, exercisable at US$5 per 40 options, expiring 2024-07-16	116,120	4
IMCAI unlisted options, exercisable at $0.468, expiring 2023-03-15	7,897,647	1
Options issued under the executive share and option plan to take up ordinary shares	6,726,510	15

The following holders have unquoted options each representing more than 20% of these securities:

●	HSBC CUSTODY NOM AUST LTD: 24,493,200

C.	Substantial holders

Substantial holders in the company are set out below:

Ordinary shares	Number held	Percentage
HSBC CUSTODY NOM AUST LTD	104,631,009	46.57%
GRANDLODGE PTY LTD	11,778,269	5.26%

D. Voting rights

The voting rights attaching to each class of equity securities are set out below:

(a)	Ordinary shares: On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

(b)	Options: No voting rights.

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Building 10, 25-37 Chapman Street,
Blackburn North VIC 3131
Australia

PH: +61 (0)3 8892 4802
FAX: +61 (0)3 9899 8533